UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May	,	2015
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management Information Circular, dated May 19, 2015
2.	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, dated May 22, 2015
3.	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)
Date:	May 26 , 2015	By:	/s/ Boipelo Lekubo
Name: Boipelo Lekubo Title: Chief Financial Officer

Document 1

ATLATSA RESOURCES CORPORATION

NOTICE OF

ANNUAL GENERAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

May 19, 2015

Meeting to be held on June 25, 2015

This document is important and requires your immediate attention.
If you are in any doubt as to the action you should take, please consult your broker, intermediary, Central Securities Depositary Participant, banker, accountant, attorney or other independent professional adviser immediately.
Copies of this document, which is only available in English, may be obtained on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on the Company’s website at www.atlatsaresources.co.za or from the offices of Atlatsa Resources Corporation in South Africa – 4th Floor, 82 Grayston Drive, Sandton, Johannesburg 2146

ATLATSA RESOURCES CORPORATION

Registered office in Canada: Suite 1700 Park Place
666 Burrard Street, Vancouver, British Columbia V6C 2X8
Telephone (604) 631-1300 Fax (604) 681-1825
Head office in South Africa: 4th Floor, 82 Grayston Drive, Sandton, Johannesburg 2146
Telephone +27 11 779 6800

May 19, 2015

To the Shareholders of Atlatsa Resources Corporation:

You are invited to attend the annual general meeting (the “Meeting”) of the holders (“Shareholders”) of common shares without par value (“Common Shares”) in the capital of Atlatsa Resources Corporation (“Atlatsa” or the “Company”) to be held at 4th Floor, 82 Grayston Drive, Sandton, Johannesburg, South Africa on June 25, 2015 at 4:15 p.m. (Central African Time) (7:15 a.m. Pacific Time), with a simulcast live by video conference to Atlatsa’s registered offices in Canada at Suite 1700 Park Place, 666 Burrard Street, Vancouver, British Columbia.

The following business of the Company will be dealt with at the Meeting:

(i)	receipt of the audited annual financial statements of the Company for its fiscal year ended December 31, 2014, together with the auditor’s report thereon;

(ii)	setting the number of directors of the Company to no more than ten (10);

(iii)	the election of the directors of the Company for the ensuing year;

(iv)	the appointment of an auditor of the Company for the ensuing year and authorization for the directors to fix the auditor’s remuneration; and

(v)	to transact such further business as may properly come before the Meeting or any adjournment or adjournments thereof.

Shareholders, other than South African Shareholders

To be represented at the Meeting, Registered Shareholders (being Shareholders whose names appear on Atlatsa’s central security register as a registered holder of Common Shares as of  May 19, 2015), other than South African Shareholders, must either attend the Meeting in person or sign, date and send the enclosed form of proxy so as to be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 10:15 a.m. (Eastern Time) (7:15 a.m. Pacific Time) on June 23, 2015 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the cities of Vancouver, British Columbia and Johannesburg, South Africa) prior to the time set for the adjournment thereof.  Beneficial Shareholders (being Shareholders who beneficially own and hold Common Shares through a broker or other intermediary and who do not hold Common Shares in their own names) should refer to the accompanying management information circular for further instructions.

South African Shareholders

South African Shareholders whose names appear on the South African register, who hold either certificated Common Shares or dematerialised Common Shares in their own name, and who wish to be represented at the Meeting, must either attend the Meeting in person or complete, sign, date and send the enclosed South African form of proxy so as to be deposited at the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001) by 4:15 p.m. (Central African Time) on June 23, 2015 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the cities of Vancouver, British Columbia and Johannesburg, South Africa) prior to the time set for the adjournment thereof.

South African Shareholders registered on the Company’s South African securities register who have dematerialised their Common Shares through a South African Central Securities Depositary Participant (“CSDP”), or broker and have not elected “own-name” registration or who hold certificated Common Shares through a nominee, and who wish to be represented at the Meeting, must instruct their CSDP, broker or nominee to issue the necessary letter of representation to attend, or must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between the South African Shareholder and their CSDP, broker or nominee.

Yours truly,

(signed) “Harold Motaung”
Chief Executive Officer

ATLATSA RESOURCES CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) in the capital of Atlatsa Resources Corporation (“Atlatsa” or the “Company”) will be held at 4th Floor, 82 Grayston Drive, Sandton, Johannesburg, South Africa on June 25, 2015 at 4:15 p.m. (Central African Time) (7:15 a.m. Pacific Time), with a simulcast live by video conference to Atlatsa’s registered offices in Canada at Suite 1700 Park Place, 666 Burrard Street, Vancouver, British Columbia.

The following business of the Company will be dealt with at the Meeting:

(vi)	receipt of the audited annual financial statements of the Company for its fiscal year ended December 31, 2014, together with the auditor’s report thereon;

(vii)	setting the number of directors of the Company to no more than ten (10);

(viii)	the election of the directors of the Company for the ensuing year;

(ix)	the appointment of an auditor of the Company for the ensuing year and authorization for the directors to fix the auditor’s remuneration; and

(x)	to transact such further business as may properly come before the Meeting or any adjournment or adjournments thereof.

The audited annual financial statements of the Company for the fiscal year ended December 31, 2014, the Company’s annual report filed on Form 20-F for the year ended December 31, 2014 and the Company’s management discussion and analysis for the year ended December 31, 2014 are available on the System for Electronic Data Analysis and Retrieval at www.sedar.com, and the United States of America’s (“United States or “US”) Securities and Exchange Commission (“SEC”) Electronic Gathering  and Retrieval System (“ EDGAR”) at www.sec.gov.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is May 19, 2015 (the “Record Date”).  Registered Shareholders of Atlatsa as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Shareholders, other than South African Shareholders

A Registered Shareholder may attend the Meeting in person or may be represented by proxy.  Registered Shareholders, other than South African Shareholders, who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment thereof.  To be effective, the enclosed Proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 10:15 a.m. (Eastern Time) (7:15 a.m. Pacific Time) on June 23, 2015or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the cities of Vancouver, British Columbia and Johannesburg, South Africa) before the commencement of the adjourned Meeting or may be deposited with the Chair of the Meeting prior to the commencement thereof.

Beneficial Shareholders (being Shareholders who beneficially own and hold Common Shares through a broker or other intermediary and who do not hold Common Shares in their own name) should refer to the accompanying management information circular of the Company for voting information.

South African Shareholders

South African Shareholders holding Common Share certificates in their own names and South African Shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a Central Securities Depositary Participant (“CSDP”), may attend the Meeting in person or, if they are unable to attend the Meeting but wish to be represented thereat, must complete and return the attached South African form of proxy (the “South African Proxy”), to the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 to be received prior to 4:15 p.m. (Central African Time) on June 23, 2015 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the cities of Vancouver, British Columbia and Johannesburg, South Africa) before the commencement of the adjourned Meeting or may be deposited with the Chair of the Meeting prior to the commencement thereof.

South African Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and South African Shareholders who hold certificated Common Shares through a nominee, who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend, or, if they do not wish to attend the Meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised Common Shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the South African Proxy and appoints a proxy to vote at the Meeting.

If you are in any doubt as to the action you should take, please consult your broker or other intermediary through whom your Common Shares are held, CSDP, banker, accountant, attorney or other professional adviser immediately.

DATED at Vancouver, British Columbia this 19th day of May, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Harold Motaung”
Chief Executive Officer

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	1
GLOSSARY OF TERMS	2
GENERAL PROXY INFORMATION	4
INFORMATION FOR SOUTH AFRICAN SHAREHOLDERS	7
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	8
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	8
FINANCIAL STATEMENTS	9
MAJORITY VOTING POLICY	10
SETTING THE NUMBER OF DIRECTORS	10
ELECTION OF DIRECTORS	10
APPOINTMENT OF AUDITOR	16
STATEMENT OF EXECUTIVE COMPENSATION	16
CORPORATE GOVERNANCE	28
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR	36
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES	38
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	38
MANAGEMENT CONTRACTS	38
OTHER MATTERS	39
ADDITIONAL INFORMATION	39

MANAGEMENT INFORMATION CIRCULAR

ATLATSA RESOURCES CORPORATION

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Atlatsa Resources Corporation for use at the annual general meeting (the “Meeting”) of Shareholders of the Company to be held on June 25, 2015 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

No person has been authorized by the Company to give any information or make any representation in connection with any of the matters to be considered at the Meeting other than those contained in this Information Circular and, if given, any such information or representation must not be relied upon as having been authorized.

In this Information Circular, references to “the Company”, “Atlatsa”, “we” and “our” refer to Atlatsa Resources Corporation.  All capitalized terms used herein but not otherwise defined have the meanings set out under “Glossary of Terms”.  References in this Information Circular to dollar amounts are to Canadian dollars, unless otherwise indicated.  Unless otherwise noted herein, all financial figures quoted in Canadian dollars (CAD or $) in this Information Circular are converted at ZAR9.95. This represents the ZAR:CAD exchange rate as at  December 31, 2014, which such rate is used in the Company’s 2014 audited annual financial statements.

This Information Circular has been prepared in accordance with Form 51-102F5 – Information Circular of the Canadian Securities Administrators.  In addition to the Company’s primary TSX listing, the Company has secondary listings on the JSE and the NYSE MKT and accordingly various additional disclosures have been included in this Information Circular in order to satisfy the requirements of the TSX, the JSE and the NYSE MKT.

The information given in this Information Circular is given as of May 19, 2015, unless otherwise indicated.

GLOSSARY OF TERMS

In addition to terms defined in the text of this Information Circular, certain terms used in this Information Circular are defined as follows:

“Affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“Anglo Platinum” means Anglo American Platinum Limited, a public company incorporated under the laws of South Africa and whose common shares are listed on the JSE;

“Atlatsa” or the “Company” means Atlatsa Resources Corporation (formerly Anooraq Resources Corporation), a corporation incorporated under the laws of the Province of British Columbia, the common shares in the capital of which are listed on the TSX, the JSE and the NYSE MKT;

“Associate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“Atlatsa Holdings” means Atlatsa Holdings (Proprietary) Ltd. (formerly Pelawan Investments (Proprietary) Limited), a private company incorporated under the laws of South Africa, with 15 BEE shareholders including Tumelo Motsisi and Harold Motaung and the sole beneficiary of the Pelawan Trust;

“BEE” means broad based black economic empowerment, as envisaged pursuant to the MPRD Act and related legislation and guidelines, being a strategy aimed at substantially increasing participation by HDSAs at all levels in the economy of South Africa;

“Beneficial Shareholder” means a Shareholder who beneficially owns and holds Common Shares through a broker (or some other Intermediary) and who does not hold Common Shares in his, her or its own name;

“Board of Directors” or “Board” means the board of directors of Atlatsa;

“Bokoni Mine” means Bokoni Platinum Mines (Proprietary) Limited, an indirect subsidiary of the Company and a private company incorporated under the laws of South Africa;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“CAT” means Central African Time;

“Common Shares” means common shares without par value in the capital of the Company;

“Company’s Act” means the South African Companies Act 71 of 2008;

“Conditional Share Unit Plan” means the incentive conditional share unit plan of the Company;

“CSDP” means Central Securities Depository Participant in South Africa;

“CSU” means a conditional share unit granted under and in accordance with the terms of the Conditional Share Unit Plan;

“EDGAR” means the Electronic Document Gathering and Retrieval System available on the Internet at www.sec.gov;

“Equity Incentive Plans” means collectively, the Conditional Share Unit Plan, the New Share Option Plan and the Share Appreciation Rights Plan;

“HDSA” means a “historically disadvantaged South African” as contemplated in the MPRD Act, being a person or group who has been discriminated against on the basis of race, gender and disability, and includes certain trusts and companies in which such persons have interests;

“Information Circular” means this management information circular dated May 19, 2015, together with all schedules hereto, distributed to Shareholders by Atlatsa in connection with the Meeting;

“Intermediaries” means brokers, investment firms, cleaning houses and similar entities that own and hold Common Shares on behalf of Beneficial Shareholders;

“JSE” means JSE Limited, a company incorporated in accordance with the laws of South Africa, licensed as an exchange under the South African Financial Markets Act, No. 19 of 2012 and operating the Johannesburg Stock Exchange;

“KPMG” means KPMG Inc., registered auditors, the current auditors of the Company;

“Meeting” means the annual general meeting of the Shareholders to be held at 4:15 p.m. (CAT) (7:15 a.m. Pacific Time) on June 25, 2015 and any adjournment thereof;

“MPRD Act” means the South African Mineral and Petroleum Resources Development Act, No. 28 of 2002;

“New Share Option Plan” means the incentive stock option plan of the Company adopted on May 6, 2014. The New Share Option Plan replaces and supersedes the Stock Option Plan;

“NI 52-110” means National Instrument 52-110 - Audit Committees;

“NI 58-101” means National Instrument 58-101 - Disclosure of Corporate Governance Practices;

“NP 58-201” means National Policy 58-201 - Corporate Governance Guidelines;

“NYSE MKT” means the NYSE MKT LLC;

“Pelawan Trust” means the independent South African trust established in accordance with a trust deed dated September 2, 2004, the trustees of which are Andre Visser, Tumelo Motsisi (a director of the Company) and Harold Motaung (a director of the Company);

“PGM” means platinum group metals;

 “Proxy” means the form of proxy on coloured paper which accompanies this Information Circular for use by Registered Shareholders other than South African Shareholders;

“Record Date” means May 19, 2015;

“Registered Shareholder” means a Shareholder whose name appears on the records of Atlatsa’s central security register as a registered holder of Common Shares as of the Record Date;

“RPM” means Rustenburg Platinum Mines Limited;

“SEDAR” means the System for Electronic Document Analysis and Retrieval available on the Internet at www.sedar.com;

“Shareholder” means a holder of Common Shares;

“South Africa” means the Republic of South Africa;

“South African Proxy” means the form of proxy printed on yellow coloured paper which accompanies this Information Circular and is to be completed by South African Shareholders;

“South African Shareholder” means a Shareholder whose Common Shares are registered on the Company’s South African register of Shareholders;

“Stock Option Plan” means the incentive stock option plan of the Company adopted on May 21, 2004, as amended on June 17, 2005 and as further amended as of June 15, 2009. The Stock Option Plan was replaced and superseded with the New Share Option Plan on May 6, 2014;

“TSX” means the Toronto Stock Exchange; and

“ZAR” means the South African Rand, the currency of South Africa.

Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

GENERAL PROXY INFORMATION

The following proxy information is applicable to all Shareholders, other than South African Shareholders who should refer to the section of this Information Circular entitled “Information for South African Shareholders” for proxy instructions.

Solicitation of Proxies

The solicitation of proxies is made by management on behalf of the Company, and will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  The Company will bear all costs of any solicitation. We have arranged for Intermediaries to forward the meeting materials to Beneficial Shareholders of record by those Intermediaries and we will reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The following information respecting appointment of proxyholders and revocation of proxies is generally applicable only to Registered Shareholders.  A significant number of Shareholders are Beneficial Shareholders.  In almost all cases, a Beneficial Shareholder will not appear as the holder of record of such Common Shares on the Company’s central securities register of Shareholders.  Beneficial Shareholders do not have the same legal rights as Registered Shareholders in respect of shareholder meetings (including the rights described below to appoint a proxyholder and revoke a deposited proxy).  Beneficial Shareholders are required to act indirectly through their Intermediary in order to vote their Common Shares or revoke a proxy, and as such Beneficial Shareholders should refer to the information set out under “General Proxy Information – Beneficial Shareholders” in this Information Circular for details on how to vote their Common Shares.

Appointment of Proxyholders

A Registered Shareholder may attend the Meeting in person or may be represented by a proxyholder.  Registered Shareholders who are unable to attend the Meeting in person are asked to date, sign and return the accompanying Proxy, or other appropriate form of proxy, in accordance with the instructions set out in this Information Circular.  If a Proxy is not dated, the proxyholder so appointed will date such Proxy as of the date on which it was mailed to such Registered Shareholder by the Company.  A Proxy will not be valid unless it is deposited at the offices of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 10:15 a.m. (Eastern Time) (7:15 a.m. Pacific Time) on June 23, 2015 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays in the Cities of Vancouver, British Columbia and Johannesburg, South Africa) prior to commencement of the adjourned Meeting at which the Proxy is to be used.  A person appointed as proxyholder need not be a Shareholder.

A Proxy must be signed by the Registered Shareholder or a duly appointed attorney authorized in writing or, if the Registered Shareholder is a corporation or other entity, by a duly authorized officer. A Proxy signed by a person acting as attorney or in some other representative capacity (including an officer or other duly appointed representative of a corporate Registered Shareholder) should clearly indicate that person’s capacity and should be accompanied by the original or a notarized copy of the instrument evidencing such qualification and authority to act, or such other documentation in support as is acceptable to the Chair of the Meeting.

The management designees named in the accompanying Proxy are senior officers and directors of Atlatsa.  A Registered Shareholder has the right to appoint a person (who need not be a Shareholder), other than the management designees to represent such Registered Shareholder at the Meeting. To exercise this right, a Registered Shareholder should cross out the names of the management designees on the accompanying Proxy and insert the name of the other person in the blank space provided.

Voting by Proxyholders and Exercise of Discretion

The persons named in the Proxy will vote, or withhold from voting, the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified by the Registered Shareholder in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy “FOR” the approval of such matter.

Registered Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person.  Registered Shareholders electing to submit a Proxy may do so by:

(a)
completing, dating and signing the enclosed Proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)
using a touch-tone phone to transmit voting choices to a toll free number.  Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed form of Proxy for the toll free number, the holder’s account number and the control number; or

(c)
using the internet through the website of the Company’s transfer agent at www.investorvote.com,  Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the control number;

in all cases ensuring that the Proxy is received prior to 10:15 a.m. (Eastern Time) (7:15 a.m. Pacific Time) on June 23, 2015, or, if the Meeting is adjourned, then not less than 48 hours (excluding Saturdays, Sundays and holidays in the Cities of Vancouver, British Columbia and Johannesburg, South Africa) before the commencement of the adjourned Meeting at which the Proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by:

(d)
executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(e)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders

The following information is of significant importance to many Shareholders, as a substantial number of Shareholders are Beneficial Shareholders who do not hold Common Shares in their own name.  Beneficial Shareholders should note that only Proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a Shareholder by a broker or other Intermediary, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for Canadian Depository for Securities Inc., which acts as nominee for many Canadian brokerage firms).

Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of Beneficial Shareholders.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person in advance of the Meeting.  Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every Intermediary has its own mailing procedures and provides its own return instructions to clients.  If you are a Beneficial Shareholder, you should carefully follow the instructions of your Intermediary in order to ensure that your Common Shares are voted at the Meeting.

The voting instruction form supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company.  However, its purpose is limited to instructing the Intermediary on how to vote on your behalf.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge.  Broadridge typically provides a computer readable voting instruction form to Beneficial Shareholders and asks Beneficial Shareholders to complete this form and return to Broadridge.  The voting instruction form will name the same persons as the Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting.  To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form.  The completed voting instruction form must then be returned to Broadridge by mail or facsimile or voting instructions given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting.  The voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

This Information Circular and accompanying securityholder materials are being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holding of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Common Shares on your behalf.  By choosing to send these materials to you directly, the Company (not the Intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your Intermediary, you, or a person designated by you, may attend at the Meeting as proxyholder for your Intermediary and vote your Common Shares in that capacity.  If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your Intermediary, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your Intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting.

Atlatsa will send proxy-related materials directly to non-objecting Beneficial Shareholders in accordance with NI 54-101 – Communication with Beneficial Owners.

Electronic Participation

The Company is excited to provide the opportunity for Registered Shareholders to participate electronically in the meeting from Vancouver, British Columbia.  The Meeting will be held in Sandton, Johannesburg, South Africa at the Company’s head offices with a simulcast live by video conference to Atlatsa’s registered offices in Canada at Suite 1700 Park Place, 666 Burrard Street, Vancouver, British Columbia.  If you attend the Meeting in Sandton, Johannesburg, South Africa or participate from the Company’s satellite location in Vancouver, British Columbia, you will be able to see and hear the individuals at the other location by way of large screens and will also be able to vote and ask questions at the relevant times during the Meeting.  Although the Company’s goal is seamless electronic participation from Vancouver, British Columbia, if you are concerned with ensuring that any votes you wish to cast at the Meeting are counted and you are not able to attend the Meeting in person in Sandton, Johannesburg, South Africa, you should vote in advance by proxy.

INFORMATION FOR SOUTH AFRICAN SHAREHOLDERS

This Information Circular will be distributed to all Shareholders on the South Africa register who have elected to receive such documentation.

South African Proxy Instructions

Voting by Proxyholders

The persons named in the South African Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The South African Proxy confers discretionary authority on the persons named therein with respect to:

(f)	each matter or group of matters identified therein for which a choice is not specified,

(g)	any amendment to or variation of any matter identified therein, and

(h)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the South African Proxy, the persons named in the South African Proxy will vote the Common Shares represented by the South African Proxy for the approval of such matter.

Shareholders holding Common Share certificates in their own names and shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a CSDP and who are unable to attend the Meeting but wish to be represented thereat may complete and return the attached form of South African Proxy, in accordance with the instructions contained therein, to be received by Computershare Investor Services (Pty) Limited by mail at PO Box 61051, Marshalltown, 2107 or  by hand at Ground Floor, 70 Marshall Street, Johannesburg, 2001 prior to 4:15 p.m. (CAT) on June 23, 2015 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Cities of Vancouver, British Columbia and Johannesburg, South Africa) prior to commencement of the adjourned Meeting at which the South African Proxy is to be used.

Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and Shareholders who hold certificated Common Shares through a nominee and who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend.  If such Shareholders do not wish to attend the Meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

Shareholders who hold dematerialised Common Shares must ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of South African Proxy and appoints a proxy to vote at the Meeting.

The Company does not take responsibility and will not be held liable for any failure on the part of a CSDP, nominee or broker of a Shareholder holding dematerialised Common Shares to notify such Shareholder of the Meeting or any business to be conducted thereat, or to validly authorize a Shareholder to attend or vote thereat.

Shareholders are advised to consult their professional adviser if they have any questions regarding the above.

The Company’s JSE sponsor in South Africa is The Standard Bank of South Africa Limited (tel: +27 (0) 11 721 9748).

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act.  Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Tumelo Motsisi, a director and Executive Chair of the Company, and Harold Motaung, a director and Chief Executive Officer of the Company, hold a 15.0% and 12.2% interest, respectively, in the issued and outstanding share capital of Atlatsa Holdings, the indirect beneficial owner of 61.9% of the issued and outstanding Common Shares in the capital of the Company.

Except as described above, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors has fixed May 19, 2015 as the Record Date for determination of persons entitled to receive notice of and to vote at the Meeting.  Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy, in the manner and subject to the provisions described above or under the heading “General Proxy Information”, will be entitled to vote or to have their Common Shares voted at the Meeting.  Quorum for the transaction of business at the Meeting is two persons present in person or by proxy, holding not less than 5% of the issued and outstanding Common Shares at the Record Date.

As of the Record Date, there were 554,288,473 Common Shares issued and outstanding, each such Common Share carrying the right to one vote.  The Company is authorized to issue an unlimited number of Common Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially own or exercise control or direction over, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all issued and outstanding Common Shares of the Company as at the Record Date are:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee (1) Atlatsa Holdings Investments Proprietary Limited, as Beneficiary 4th Floor, 82 Grayston Drive Sandton, 2196, South Africa	342,896,438	61.9%
Rustenburg Platinum Mines Limited 55 Marshall Street Johannesburg, 2001, South Africa	125,000,000	22.6%
Mr. Tumelo M. Motsisi (2) 4th Floor, 82 Grayston Drive Sandton, South Africa	83,111,143 (82,295,145 as part of the 342,896,438 shown above, see note 2 below)	15.0%
Mr. C. Harold Motaung (3) 4th Floor, 82 Grayston Drive Sandton, South Africa	67,337,770 (67,207,702 as part of the 342,896,438 shown above, see note 3 below)	12.2%

Notes:
(1)	These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Atlatsa Holdings pursuant to escrow arrangements.
(2)
Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by the Pelawan Trust. Therefore, 82,295,145 of these shares are held as an indirect interest in the 342,896,438 shares shown above.

(3)
Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by the Pelawan Trust. Therefore, 67,207,702 of these shares are held as an indirect interest in the 342,896,438 shares shown above.

No major shareholders have different voting rights.

FINANCIAL STATEMENTS

The audited annual financial statements of the Company for the year ended December 31, 2014, and the auditors’ report thereon, together with the related management discussion and analysis, will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia, Ontario and Quebec and with the U.S. Securities and Exchange Commission and with the Johannesburg Stock Exchange.

Copies of the documents may be obtained by a Shareholder upon request and without charge from Investor Relations, Atlatsa Resources Corporation, 4th Floor, 82 Grayston Drive, Sandton, South Africa.  These documents are also available through the Company’s profile on SEDAR available on the Internet at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.atlatsaresources.co.za. Information on the Company’s website is not a part of this Information Circular.

MAJORITY VOTING POLICY

If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill as a consequence of additional nominations from the floor of the Meeting, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

The Company has a majority voting policy, which provides that if the votes “for” the election of a director nominee at a meeting of Shareholders are fewer than the number voted “withheld”, the nominee is expected to submit his or her resignation promptly after the meeting for consideration by the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation will be disclosed to Shareholders.  The nominee will not participate in any Nominating and Governance Committee deliberations whether to accept or reject the resignation.  This policy does not apply in circumstances involving contested director elections.

SETTING THE NUMBER OF DIRECTORS

It is proposed that the number of directors on the Board be fixed to no more than ten (10) directors.  The Company’s Articles provide that the number of directors elected to the Board may be fixed or changed from time to time by ordinary resolution of the shareholders.  The number of directors elected at the 2014 Annual General Meeting was ten (10).

Shareholders have the opportunity to vote for or against fixing the size of the Board to no more than ten (10) directors by voting on the following resolution:

BE IT RESOLVED, as an ordinary resolution, that pursuant to Article 12.1 of the Articles of the Company, the number of directors be set at no more than 10.

The proposed resolution fixing the size of the Board must be approved by a majority of the votes cast in person or by proxy at the Meeting. The Board hereby unanimously recommends that Shareholders vote in favour of the above resolution fixing the size of the Board to ten (10) directors.  The persons named in the Proxy intend to vote “For” the resolution fixing the number of directors at ten (10), unless otherwise instructed by a Shareholder.

ELECTION OF DIRECTORS

The Company recommends the following eight (8) persons be elected as directors of the Company until the next annual meeting of Shareholders or until they resign or their successors are elected or appointed.

The following section sets out the names of the persons nominated for election as a director at the Meeting, all major offices and positions with the Company each now holds, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date.  Unless reelected, the current directors of the Company will cease to hold office at the close of the Meeting.  The persons named in the Proxy intend to vote “For” the resolution electing each of the following nominees, unless otherwise instructed by a Shareholder.

Name, position with the Company and province or state and country of residence	Date appointed (and resigned) as a Director of the Company	Common Shares beneficially owned, controlled or directed (1) (2)
Andile MABIZELA (3)(4)(5) Independent Non-Executive Director Gauteng, South Africa	May 6, 2014	Nil

Name, position with the Company and province or state and country of residence	Date appointed (and resigned) as a Director of the Company	Common Shares beneficially owned, controlled or directed (1) (2)
Bongiwe NTULI(4)(5)(7) Independent Non-Executive Director Durban, South Africa	May 6, 2014	Nil
Colin Wayne CLARKE(6)(7)(8) Lead Independent Non-Executive Director Gauteng, South Africa	May 6, 2014 Appointed Lead Independent Non-Executive Director December 30, 2014	Nil
Fikile Tebogo DE BUCK(4)(9)(10) Independent Non-Executive Director Gauteng, South Africa	September 2, 2008	Nil
Harold MOTAUNG Director and Chief Executive Officer Gauteng, South Africa	Director since September 30, 2004 Chief Executive Officer since April 1, 2011	67,337,769(12)
Joel Martin KESLER Director and Chief Commercial Officer Gauteng, South Africa	Director of the Company since June 27 2014. Officer of the Company since March 1, 2010.	959,361
Ralph HAVENSTEIN(7)(10)(11) Independent Non-Executive Director Gauteng, South Africa	June 27, 2014	Nil
Tumelo MOTSISI Director and Executive Chair Gauteng, South Africa	September 30, 2004	83,111,143(13)

Notes:
(1)
The information as to number of common shares beneficially owned controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.

(2)	Directors personally own or control a total of 142,496,467 common shares which represent approximately 25.7% of the current outstanding shares. The directors also hold 7,122,882 options.
(3)	Chair of the Nominating and Governance Committee.
(4)	Member of the Sustainable Development Committee.
(5)	Member of the Compensation Committee.
(6)	Chair of the Compensation Committee from December 30, 2014.
(7)	Member of the Audit and Risk Committee.
(8)	Lead Independent Director.
(9)	Chair of the Audit and Risk Committee.
(10)	Member of Nominating and Governance Committee.
(11)	Chair of the Sustainable Development Committee from October 30, 2014.
(12)
Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by Atlatsa Holdings in trust for the Pelawan Trust. Therefore, 67,207,701 of these shares are held as an indirect interest in the 342,896,438 share.

(13)
Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by Atlatsa Holdings in trust for the Pelawan Trust. Therefore, 82,295,145 of these shares are held as an indirect interest in the 342,896,438 shares.

There have been no changes in the directors’ holdings of Common Shares as set out above between the Record Date and the date of this Information Circular.  The following are biographies for the directors of Atlatsa nominated for election:

ANDILE MABIZELA, LLB (Natal), Bsc (Economics) Hons (Zimbabwe) - Independent Non-Executive Director
Andile Mabizela has worked in business development and executive management roles in the aviation, financial services and supply chain sectors.  He has considerable board level experience. He was a Board member of SAA (SOC) Ltd until November 2014, and was the Chairman of SA Express (SOC) Ltd until February 2014. He is also Chairperson of the Johannesburg Property Company. Mr. Mabizela previously served on Stanlib Wealth Management subsidiary boards as well as country boards of Liberty Africa Asset Management, spanning Swaziland, Lesotho, Kenya and Botswana. From March 2009 to August 2010 Mr. Mabizela worked for STANLIB Wealth Management Limited as Head of the Institutional Multi Asset Business Unit (Pension Funds) and also served as Head of Asset Management for Liberty Africa. In the past 3 years, Mr. Mabizela has been an executive director of Afrilog South Africa (Proprietary) Limited (“Afrilog”).  Afrilog is an international company with extensive experience in supply chain management, as well as providing project logistics and advisory services to mining companies on the African continent through its subsidiary Multilog (Pty) Ltd.

Mr. Mabizela has been a director of Atlatsa since May 2014 and is not, and was not within the past five years, an officer and/or director of other public companies.

BONGIWE NTULI, Chartered Accountant CA (SA) – Independent Non-Executive Director
Ms. Ntuli is a Chartered Accountant (SA). She began her career working for Anglo American plc where she held various finance, treasury and risk management positions at its subsidiaries in South Africa, Canada and the United Kingdom. Ms. Ntuli joined Grindrod Freight Services on her return to South Africa in 2008 as its chief financial officer (“CFO”). In 2012, Ms. Ntuli was appointed as a member of the Grindrod group executive committee as Executive: Corporate Services.  In September 2014, Ms Ntuli was appointed Chief Executive Officer of Grindrod Ports, Terminals and Rail division. Ms. Ntuli also serves as a Non-Executive director of Adapt IT Holdings Limited, a JSE-listed entity, where she has been Chairman of the Audit Committee since 2008.

Ms. Ntuli is or was within the past five years, an officer and/or director of the following public company:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Non-Executive Director	June 2014	Present
Adapt IT Holdings	Audit Committee Chairperson and Independent Non-Executive Director	May 2008	Present

COLIN WAYNE CLARKE, BA (Political Science), University of Texas at Austin; Juris Doctorate (JD), USA, The University of Denver School of Law, USA; Master of Business Administration (MBA), Said Business School, Oxford University, UK– Independent Non-Executive Director
Since 2012 Mr. Clarke has been the Chairman of ACPI Investment Managers South Africa (“ACPI”).  ACPI is a London based asset management firm operating in the fixed income, equities, special situations and private equities space. Mr. Clarke was the Chief Investment Officer of the Sishen Iron Ore’s Community Development Trust (the “Trust”).  At the time of Mr. Clarke's involvement, the Trust had a net asset value of ZAR8.1billion and dividend inflows of ZAR600m per annum. The Trust’s investment arm is SIOC-cdt Investment Holdings (RF) (Pty) Limited (“InvestCo”), and it is mandated to make all investments on behalf of the Trust and to ensure the long-term sustainability of Trust through its investing activities.  During his time with the Trust, Mr. Clarke conceptualized, created, developed and executed the Trust’s investment policy and procedures (that invests in both listed and unlisted securities). During Mr. Clarke's tenure InvestCo created more than ZAR976m worth of enterprise value for the Trust in the unlisted securities portfolio, while the listed portfolio is performing well above agreed benchmarks.

Mr. Clarke has also served as the Chief Operating Officer (‘COO”) of the National Empowerment Fund (“NEF”) in South Africa between 2009 and 2010, where he headed the group operations as well as Asset Management, Marketing and Communications and Strategy and Planning.  Mr. Clarke has many years of international legal, private equity and corporate finance experience with multinational organizations such as BP Amoco, where he served as legal counsel in their acquisitions department. Mr. Clarke has also held the position of Deputy Director for Trade and Investment at the African America Institute  and Programme Director for the Africa Regional Assistance Electoral Fund, which was, established to assist African countries’ transition to democracy, located in Washington DC.

Mr. Clarke gained extensive private equity experience in Africa having served as legal counsel and partner with two Southern African focused private equity funds: (i) US$120 million Southern African Enterprise Development Fund (SAEDF); and (ii) Sloan Financial Groups US$100 million New Africa Advisors Fund between 1996 and 2000.   For the past five years to date, Mr Clarke has been a director of the following companies ACPI (SA) since 2012 to date, Sherbourne Capital, Director 2011- to date, Sizwe Medical Fund - Audit Committee member and Chairman of Investment Committee since June 2013 - to date, CFO Sishen Iron Ore's, Community Development Trust, 2011-2012, SIOC-CDT Investment Holdings (RF) Pty Ltd and Continental Coal (Pty) Ltd. Mr Clarke was appointed Lead Independent Director of Atlatsa effective December 30, 2014.

Mr Clarke is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Lead Independent Non-Executive Director	June 2014 Appointed lead director on December 30, 2014	Present
Sherbourne Capital Limited	Non-Executive Director	January 2011	Present

FIKILE TEBOGO DE BUCK, BA, FCCA – Independent Non-Executive Director
Fikile Tebogo De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector.  She holds a Bachelor of Arts degree in Economics and Accounting from the University of Swaziland.  Ms. De Buck is currently a Non-Executive Director and the lead independent director of Harmony Gold Mining Company Limited. (“Harmony”) and is a member of various board committees of Harmony, including the Audit Committee.  She has also served in various positions at the Council for Medical Schemes in South Africa.

Ms. De Buck is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Non-Executive Director	November 2008	Present
Harmony Gold Mining Company Limited	Non-Executive Director	April 2006	Present
Clientele Limited	Non-Executive Director	November 2012	November 2013
Clientele Life Assurance Company Limited	Non-Executive Director	November 2012	November 2013

A. H. C. (HAROLD) MOTAUNG, BSc, MBA – CEO and Director
Harold Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor.  Mr. Motaung then moved to the South African Department of Minerals and Energy (the “DME”) as a director within the Mine Inspectorate.  As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act.  Subsequently he was appointed Chief Director within the Mine Inspectorate.  His portfolio included the gold, platinum and coal regions of South Africa.

Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund.  Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals & Petroleum Development Act.  Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited.  Mr. Motaung has been a director of Atlatsa since September 2004 and is not a director of any other public companies. He is a founding member of Atlatsa Holdings, the controlling shareholder of Atlatsa. Mr. Motaung has been a director of the Company since September 2004, and the chief executive officer (“CEO”) of the Company since April 2011.

Mr. Motaung  has been a director of Atlatsa since September 2004 and  was within the past five years, not an officer and/or director of any other public company

JOEL KESLER, B.COM, LLB (CUM LAUDE) UCT – Executive: CCO
Joel Kesler is a South African qualified lawyer with 18 years of international experience in mining finance, mergers and acquisitions, business and corporate development. He was a founding member of Atlatsa Holdings in 2002 and was a key person in effecting the Reverse Takeover of Atlatsa (formerly Anooraq Resources) in 2004. Since 2004, Mr. Kesler has been serving as Atlatsa’s chief commercial officer (“CCO”), primarily responsible for the Company’s corporate and business strategy, corporate finance and corporate communications.

Mr. Kesler is has been a director of Atlatsa since June 2014 and was within the past five years, not an officer and/or director of any other public company.

RALPH HAVENSTEIN, BSc (Chem Eng); MSc (Chem Eng); BCom; Stanford Senior Executive Programme– Independent Non-Executive Director
Mr. Havenstein served as CEO of Anglo Platinum Ltd. between 2003 and 2007. Other mining roles include CEO of Norilsk Nickel International between 2008 and 2009; Non-Executive Director of Northam Platinum Limited from 2003 to present; Non-Executive Director of Simmer and Jack Mines Proprietary Limited between 2010 and 2011; and Non-Executive Director of Hernic Ferrochrome Proprietary Limited from 2012 to present (has been chairman since March 2013 to date). Mr. Havenstein was with Sasol Limited for 24 years from 1979 to 2003. Mr. Havenstein was Vice President of the SA Chamber of Mines between 2006 and 2007, as well as Director of Mintek (South Africa) Limited between 2005 and 2010.  Principal occupation for the past 5 years has been as a Non-Executive director of companies.Mr Havenstein is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Non-Executive Director	June 2014	Present
Northam Platinum Limited	Non-Executive Director	July 2003	Present
Omnia Holdings Limited	Non-Executive Director	November 2007	Present
Murray and Roberts Holdings Limited	Non-Executive Director	August 2014	Present

TUMELO M. MOTSISI, BA, LLM, MBA – Executive Chair and Director
Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors.  Between 1994 and 1998 he was employed first as a senior manager and then as a director within the Negotiated Benefits Consultants division of Alexander Forbes, a South African financial services company. In 1998 he established Kopano Ke Matla Investment Company (“KKM”), the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions. He was subsequently appointed as the CEO of KKM.  Mr. Motsisi also served as Executive Chair of Prosperity Holdings (Proprietary) Limited, a financial services company established between KKM, NBC Financial Services (Proprietary) Limited and Peregrine (Proprietary) Limited. Mr. Motsisi is a founding member of Atlatsa Holdings, the controlling shareholder of Atlatsa.  Mr. Motsisi has been a director of Atlatsa since September 2004 and is not a director of any other public companies.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Corporate Cease Trade Orders

To the knowledge of the Board of Directors, no proposed director of the Company is, at the date hereof, or was within the ten years before the date hereof, a director, CEO or chief financial officer (“CFO”)of any company that: (i) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while that person was acting in the capacity as director, CEO or CFO; or (ii) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of the Board of  Directors, no proposed director of the Company: (i) is, at the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold such persons assets.

Penalties or Sanctions

To the knowledge of the Board of Directors, no proposed director of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

The auditors of the Company are currently KPMG Inc., Registered Auditors, 85 Empire Road, Parktown, Johannesburg, South Africa (“KPMG”).  KPMG was first appointed auditor of the Company on May 21, 2004. The Company proposes that KPMG be appointed as auditors for the Company for the year ending December 31, 2015 and that the Audit Committee be authorized to fix their remuneration.  The resolution appointing the auditors must be passed by a majority of the votes cast by Shareholders who vote in respect of that resolution. The persons named in the Proxy intend to vote “For” the resolution reappointing KPMG as the auditor of the Company at remuneration to be fixed by the Board, unless otherwise instructed by the Shareholder appointing them. The Board recommends that Shareholders vote in favour of the resolution appointing KPMG as the auditors of the Company to hold office until the next annual general meeting of the Company and to authorize the Audit Committee to fix the remuneration to be paid to the auditors.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section “Named Executive Officer” or “NEO” means each of the following individuals:

(a)	the CEO;

(b)	the CFO;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2014.

For the purposes of the executive compensation disclosure in this Circular, Bava Reddy (Executive: Technical Services), Boipelo Lekubo (CFO),  Joel Kesler (CCO), Harold Motaung (CFO),  Prudence Lebina (Head: Investor relations) and Tumelo Motsisi (Executive Chair) are considered NEOs of Atlatsa.

Philosophy and Objectives

The Company’s reward philosophy is to consider the total reward package needed to meet the differing roles within the Company whilst ensuring external competitiveness and internal relativity. The purpose is to engage all employees to such a degree that they prefer to work for Atlatsa rather than another organization. To this end we regularly re-evaluate our reward programs, recognizing both where we are as an organization from a maturity life-cycle perspective as well relevant competitive factors that may affect achieving responsible delivery towards corporate objectives.

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective Officers;

(b)	motivating the short and long-term performance of these Officers; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its Officers, the Company has employed a combination of base salary, bonus compensation and equity participation through its Share Appreciation Rights (“SARs”), Restricted Share Units (“RSUs”) and Conditional Share Units (“CSUs”). For the year ended December 31, 2014, no cash bonuses have been proposed or paid to any NEO.

The Company has a formalized performance management system for the Officers. With effect from the commencement of the 2014 fiscal year, the Company has adopted a Corporate Scorecard and Key Performance Indicators (“KPIs”) to enable the performance of the Officers to be evaluated on an annual basis.

The Officers will be evaluated against the Corporate Scorecard and KPIs by the Compensation Committee with input from the Board of Directors. The actual evaluation will be used to quantify any annual base salary adjustment, bonus compensation and equity participation elements for each Officer.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO was determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international sources of such listed information.

The Company utilized PE Corporate Services (SA) Pty Ltd to provide this information for Fiscal 2014. The following companies were utilized for benchmarking of NEO’s salaries: Aquarius Platinum Ltd, Eastern Platinum Ltd, Jubilee, Royal Bafokeng, Wesizwe and Platfiels Limited. These companies were selected because they are companies with more than one stock exchange listing, they have a cluster of minerals similar to Atlatsa’s growth strategy; and are companies whose operations are based in South Africa and / or Africa. PE Corporate Services (SA) Pty Ltd was appointed on September 2, 2013 with mandate to conduct a market benchmarking exercise on executive remuneration levels, provide a report of recommendations on Non-Executive Director fees, provide a report on remuneration policy (covering the market-positioning of guaranteed pay, variable pay (both short-term and long-term)) and pay mix together with a formal performance management system procedural manual and to provide a report on the performance bonus scheme rules and Share Appreciation Rights Scheme (SARS) rules.

PE Corporate Services (SA) Pty Ltd has not provided any services to any subsidiaries, directors or officers of Atlatsa and has not provided any services to Atlatsa other than compensation services.

Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities.  Salaries of officers of the Company are reviewed annually by the Board of Directors.

	Compensation Consultant Fees
	Year Ended
	2012	2013	2014
Executive Compensation-Related Fees	Nil	Nil	R480 852
All Other Fees (Non-Executive director compensation and share schemes related fees)	Nil	R102,600.00	Nil

Bonus Compensation

No bonus arrangements with NEOs or directors have been agreed for Fiscal 2014, although certain NEOs may be awarded bonus compensation in 2015 as discussed under the section entitled “The Corporate Scorecard” above.

Equity Participation

The purpose of the equity incentive plans of the Corporation is to encourage equity participation by the Company’s key directors, officers, employees and consultants in order to align the interests of such persons with those of Shareholders and to assist the Company in attracting and retaining qualified directors, officers, employees and consultants.

On May 6, 2014, the Board approved the adoption, subject to Shareholder and TSX approval, of the Equity Incentive Plans. The Board has delegated to the Compensation Committee the right to administer the Equity Incentive Plans and to grant New Options, Share Appreciation Rights (“SARs”), Restricted Share Units (“RSUs”) and Conditional Share Units (“CSUs”); collectively the “New Equity Incentive Plans”. Under the Equity Incentive Plans previous grants of Options will be taken into account when considering new grants.

During Fiscal 2014, the Company provided equity incentive compensation only through its Stock Option Plan, Conditional Share Units (CSUs) and Restricted Share Units (RSUs).  The Equity Incentive Plan was designed to foster and promote the long term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent non-executive directors (“NEDs”) (via Share Options), officers, employees and consultants (via the SARs, CSUs and RSUs) and to motivate the performance of such persons through the grant of equity compensation which promotes alignment between the interests of such persons and the interests of Shareholders in creating long term Shareholder value. The Equity Incentive Plan will enable employees to participate in the long term growth and financial success of the Company. Units granted pursuant to the Equity Incentive Plan were granted taking into account a number of factors, including the amount and term of Options previously granted, base salary, bonuses and competitive factors.

Compensation Committee

The Company has a Compensation Committee to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee has the following duties, responsibilities and authority:

(a)
to recommend to the Board of Directors the form and amount of compensation to be paid by the Company to the directors, including compensation to be paid in consideration of a director acting on a committee of the Board of Directors;

(b)
to review and approve corporate goals and objectives relating to the compensation of the Company’s executive officers, including the Executive Chair, CEO, CFO and other senior officers (collectively, the “Officers”). The Compensation Committee evaluates the performance of the Officers in light of those goals and recommends to the Board the Officers’ annual compensation and incentive or equity plan participation levels and bases of participation. Recommendations of compensation include salary, bonus, and other incentive compensation;

(c)	to review and recommend to the Board on an annual basis the evaluation process and compensation structure for the Company’s other employees;

(d)
based upon input and recommendations from the Officers, to review the Company’s incentive compensation plans and recommend changes in such plans to the Board of Directors as needed and to review and submit to the Board of Directors recommendations concerning new incentive compensation plans;

(e)	to administer the Company’s Stock Option Plan and other equity based compensation plans and determine the grants of Options and other equity based compensation; and

(f)	to prepare and publish any annual executive compensation report in the Company’s annual information form or proxy statement.

The Compensation Committee during the fiscal year ended December 31, 2014 (“Fiscal 2014”) was composed of Anu Dhir (Chair of the Compensation Committee until December 30, 2014), Andile Mabizela (appointed to the Committee on May 6, 2014), Colin Clarke (appointed to the Committee on May 6, 2014), Bongiwe Ntuli (appointed to the Committee on December 30, 2014) and Patrick Cooke (until February 26, 2014).  During Fiscal 2014, the Compensation Committee met three times and the proceedings at such meetings were documented in the form of meeting minutes.  All Compensation Committee members have relevant experience with respect to compensation matters on the basis of previous roles as directors of public companies and the compensation committees thereof.

Additional information regarding the Compensation Committee is provided under “Corporate Governance - Board Committees – Compensation Committee”.

Report on Executive Compensation

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company’s business.

General

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for NEOs so as to continue to address the objectives identified herein. The Board has considered the implications of the risks associated with the Company’s current compensation program; and, the Company has designed a compensation programme and compensation policies and practices in order to mitigate such risks.

There is no restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or a director.  For the year ended December 31, 2014, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Performance Graph

The following graph compares the total cumulative Shareholder return for Common Shares with the cumulative total return of the S&P/TSX Venture Composite Index and the Canada S&P/TSX Composite index, for the period 31 December 31, 2009 to December 31, 2014.

Share performance graph (December 31, 2009 to December 31, 2014)

Atlatsa’s approach to compensation is designed to promote long-term growth and profitability and in the current climate promote a lean operational company.

The Company’s share price performance decreased by approximately 63% between December 31, 2013 (CAD 0.60) and December 31, 2014 (CAD 0.22), as a result of, amongst other things,  prolonged strikes in the platinum mining sector, the downturn in global economic outlook for commodity consumption and the effects of these elements on the deteriorating PGM prices. During the same period the total compensation paid to NEOs increased by approximately 0.5%.1 However, the Company’s share price performance increased approximately 57% between December 31, 2012 and December 31, 2014 whilst total compensation paid to NEO’s increased by approximately 15.2%2 as a result of the company’s results improving approximately 48% over the period.

1  Excludes NEOs not employed for entire duration of 2013 to 2014
2  Excludes NEOs not employed for entire duration of 2012 to 2014

SUMMARY COMPENSATION TABLE

The compensation provided to NEOs of the Company during the financial year ended December 31, 2014, for each of the Company’s three most recently completed financial years, is as follows:

				Non-equity incentive plan compensation
Name	Year	Salary	Option based awards	Annual incentive plans	Long-term incentive plans	Pension, provident and medical	All other compen- sation	Total compen- sation
		$	$ (2)	$	$	$	$	$
Tumelo Motsisi (1) (4)	2014	501,217	Nil	Nil	Nil	110,917	55,109	667,243
Director	2013	492,788	Nil	Nil	Nil	98,614	18,618	610,019
Executive Chairman	2012	428,297	Nil	Nil	Nil	97,315	21,311	546,923
Harold Motaung (1) (3) (4)	2014	498,948	Nil	Nil	Nil	115,431	54,965	669,344
Director	2013	490,823	Nil	Nil	Nil	102,367	18,618	611,809
CEO	2012	436,526	Nil	Nil	Nil	101,527	29,256	567,309
Joel Kesler (1)	2014	415,092	Nil	Nil	Nil	92,415	48,675	556,181
Director	2013	407,862	Nil	Nil	Nil	82,198	18,618	508,678
Executive: CCO	2012	326,510	Nil	Nil	Nil	79,501	36,721	442,732
Bava Reddy	2014	224,378	Nil	Nil	Nil	56,522	37,759	318,660
Executive: Mineral	2013	231,674	Nil	Nil	Nil	53,088	21,828	306,590
Strategy	2012	219,589	Nil	Nil	Nil	58,081	22,336	300,006
De Wet Schutte	2013	219,117	Nil	Nil	Nil	46,015	1,498	266,630
CFO (1) (5)	2012	362,914	Nil	Nil	Nil	81,527	3,587	448,028
Kogi Naicker	2014	81,692	Nil	Nil	Nil	18,643	116,332(7)	216,667
Interim CFO (6)	2013	59,481	Nil	Nil	Nil	10,840	76,347(6)	146,667
Boipelo Lekubo	2014	52,142	Nil	Nil	Nil	10,950	245	63,336
CFO (8)
Prudence Lebina	2014	94,414	Nil	Nil	Nil	19,827	650	114,891
Head of Investor Relations (9)

Notes:

(1)
Compensation of certain of the Company's South African executives is contracted in Canadian dollars but is paid to each executive in ZAR based on the month end exchange rate at the time. For the purpose of the annual amount the ZAR value for the year has been converted at 1 CAD = ZAR9.81, being the average 2014 rate. The preceding years are converted at the respective annual average exchange rate.

(2)
Options granted are in terms of the Stock Option Plan. (See "Stock Option Plan"). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate.

(3)	Mr. Motaung was appointed as CEO in April 2011.
(4)	The NEOs who are also directors do not receive any compensation in their capacity as directors of the Company.
(5)	Mr. Schutte resigned on August 1, 2013.
(6)	Ms. Naicker was appointed Interim CFO on August 1, 2013 and is only included in the above table from that date. Included in “All other compensation” is an acting allowance of $75,972.
(7)
Ms. Naicker was Interim CFO until September 1, 2014 and is only included in the above table from January 1, 2014 until said date. Included in “All other compensation” is an acting allowance of $115,762.

(8)	Ms. Lekubo was appointed CFO on September 1, 2014 and is only included in the above table from that date.
(9)	Ms. Lebina was appointed Head of Investor Relations on May 12, 2014 and is only included in the above table from that date.

INCENTIVE PLAN AWARDS – Value Vested or Earned During the Year - CSUs

On August 20, 2014, the Company awarded 9,004,500 CSUs to eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date. These CSUs will vest on March 31, 2017 after the Company’s Average Total Shareholder Return (“TSR”) for the 2014, 2015 and 2016 years are assessed when compared to five specified peer comparator companies. The CSUs will vest based on the following ranking in relation to the TSR:

Ranking of Atlatsa to peer comparator companies	% of shares to vest
First	100
Second	90
Third	60
Fourth	40
Fifth or below	0

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2014, for each NEO:

NAME	Option based awards – Value vested during the year	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – value earned during year
Tumelo Motsisi	Nil	Nil	2,845,500 (1)
Harold Motaung	Nil	Nil	2,844,800 (1)
Joel Kesler	Nil	Nil	1,524,000 (1)
Bava Reddy	Nil	Nil	665,100 (1)
Kogi Naicker	Nil	Nil	80,500 (1)
Boipelo Lekubo	Nil	Nil	408,000 (2)
Prudence Lebina	Nil	Nil	384,600 (1)

Notes:
(1)	These units represent the number of CSUs issued on August 20, 2014.
(2)	These units represent the number of CSUs issued when the CFO joined the Company (1 September 2014.)

The share-based payment expense recognised during the period was $Nil.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2014, for each NEO:

NAME	Option based awards – Value vested during the year	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – value earned during year
Tumelo Motsisi	Nil	Nil	2,845,500 (1)
Harold Motaung	Nil	Nil	2,844,800 (1)
Joel Kesler	Nil	Nil	1,524,000 (1)
Bava Reddy	Nil	Nil	665,100 (1)
Kogi Naicker	Nil	Nil	80,500 (1)
Boipelo Lekubo	Nil	Nil	408,000 (2)
Prudence Lebina	Nil	Nil	384,600 (1)

Notes:
(1)	These units represent the number of CSUs issued on August 20, 2014.
(2)	These units represent the number of CSUs issued when the CFO joined the Company (1 September 2014.)

The share-based payment expense recognised during the period was $Nil.

Incentive Plan Awards – Value Vested or Earned During the Year - RSUs

On November 6, 2014, the Company awarded 133,333 RSUs to eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date. These RSUs will vest on May 31, 2015.

The share-based expense recognised during the period was $9,358.

Securities Authorized for Issuance under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	5,110,000	0.93	0(1)
Equity compensation plans not approved by securityholders	0	-	50,318,847(2)
Total	5,110,000	0.93	50,318,847

Notes:
(1)	Stock Option Plan was replaced by New Share Option Plan on May 6, 2014.
(2)
5,110,000 Common Shares were issuable upon the exercise of all outstanding Options, which are exercisable at a weighted average exercise price of $1.29. The Stock Option rules were replaced by the New Share Option Plan’s rules on May 6, 2014.

Equity Incentive Plans

As at the date hereof, 5,110,000 Common Shares are issuable upon the exercise of all outstanding New Options, which are exercisable at a weighted average exercise price of $1.29. As of the date hereof, an aggregate of 50,318,847 Common Shares are available for issuance in respect of New Options, SARs or CSUs granted under the Equity Incentive Plans.

New Share Option Plan

In connection with the Company’s migration to the TSX, which was conditionally approved on April 24, 2014, the Company adopted the New Share Option Plan which is compliant with TSX policies and standards. Going forward, all stock options to be granted to eligible participants will be granted under the New Share Option Plan. The New Share Option Plan replaced and superseded the Stock Option Plan effective May 6, 2014.  All Options granted under the Stock Option Plan will remain outstanding and will be governed by the terms and conditions of the New Share Option Plan as if they were granted as New Options thereunder.

As at the date hereof, 5,110,000 Common Shares are issuable upon the exercise of all outstanding New Options, which are exercisable at a weighted average exercise price of $1.29. As of the date hereof, an aggregate of 50,318,847 Common Shares are available for issuance in respect of New Options, SARs or CSUs granted under the Equity Incentive Plans.

Issue of Options

On August 20, 2014, the Company issued 5,142,882 New Options to its Non-Executive Directors in terms of its approved share option plan at a strike price of ZAR3.813 ($0.39).

For Non-Executive Directors who had been with the company for more than six months as at the grant date of the New Options, one third of the New Options will vest six months after the grant date, the second third of the New Options will vest one year after the grant date and the last third will vest eighteen months after the grant date. For non-executive directors employed for less than six months as at the grant date of the New Options, one third of the New Options will vest one year after the grant date, the second third of the New Options will vest eighteen months after the grant date and the last third will vest two years after the grant date.

As at December 31, 2014; 9,702,882 New Options were outstanding with the following terms:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
November 30, 2016	$0.84	4,060,000	4,060,000	1.92
May 1, 2017	$1.61	500,000	500,000	2.33
August 19, 2024	$0.39	5,142,882	-	10.64
Total		9,702,882	4,560,000
Weighted average exercise price		$1.36	$1.36

To be eligible to participate in the Equity Incentive Plans, an Optionee must be a non-executive director.

The share-based payments expense recognised during the year ended 31 December 2014 was $370,891 (2013: $21,783).

The following is a summary of the material terms of the Stock Option Plan:

•	all Options granted under the Stock Option Plan are non-assignable and non-transferable;
•
for Options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

•
options have a maximum term of ten years; although to date Options have generally expired five years after the date of grant. Options terminate 30 days following the termination of the Optionee's employment or other relationship with the Company, except in the case of retirement or death. In the case of retirement, Options terminate 30 to 90 days, at management's discretion, following retirement. In the case of death, Options terminate at the earlier of one year after the event or the expiry of the Option. Vesting of Options is at the discretion of the Compensation Committee at the time the Options are granted;

•	Clause 3.2. (a) of the rules allow the Board to change the terms; this allowed the board to allow the resigned NED to keep their options after resignation; and
•
the exercise price of an Option granted under the Stock Option Plan must not be less than the closing price for Common Shares of the Company as traded on the JSE on the last trading day before the date that the Option is granted less allowable discounts as permitted by JSE (depending on the price at the time of grant).

PENSION AND PROVIDENT PLAN BENEFITS
The full time employees of the Company at the corporate offices belong to the Alexander Forbes Retirement Fund (Provident and Pension sections). The Company contributes 14% of the basic salaries of the employees on a monthly basis to the fund.

The employees of the Bokoni Mine belong to the following funds depending on their position:

•	The Company contributes 14% of the basic salaries of certain employees to the Anglo American Platinum Group Provident Fund.
•	The Company contributes 14% of the basic salaries of certain employees to the Anglo American Platinum Mines Retirement Fund.

Membership of these retirement funds is compulsory in all cases.

Provident Fund
Name	Accumulated value at January 1, 2014	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2014
	($)	($)	($)	($)
Tumelo Motsisi	334,526	40,316	58,112	426,533
Harold Motaung	313,139	36,847	57,860	392,920
Joel Kesler	262,532	30,888	48,417	329,325
Bava Reddy	179,444	20,883	27,321	219,095
Kogi Naicker (1)	70,327	7,151	8,608	82,734
Boipelo Lekubo (2)	-	85	4,710	4,795
Prudence Lebina (3)	-	170	9,890	10,060

Pension Fund
Name	Accumulated value at January 1, 2014	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2014
	($)	($)	($)	($)
Tumelo Motsisi	200,906	23,535	33,764	248,629
Harold Motaung	182,699	21,523	33,617	229,131
Joel Kesler	152,816	18,003	28,132	191,667
Bava Reddy	104,552	12,180	15,877	127,626
Kogi Naicker (1)	41,033	4,171	5,004	48,252
Boipelo Lekubo (2)	-	59	2,737	2,796
Prudence Lebina (3)	-	108	5,749	5,856

Notes:
(1)	Ms. Naicker was appointed as Interim CFO on August 1, 2013 until August 31, 2014.
(2)	Ms. Lekubo was appointed CFO on September 1, 2014 and is only included in the above table from that date.
(3)	Ms. Lebina was appointed Head of Investor Relations on May 12, 2014 and is only included in the above table from that date.

EMPLOYMENT CONTRACTS, TERMINATION AND CHANGE IN CONTROL BENEFITS

Written contracts are in place between the Company and all NEOs and between the Company and the independent non-executive directors appointed to the Board effective May 6, 2014. These contracts between Company and the independent non-executive directors have no term limits. Directors are appointed or reappointed at the AGM for a period of approximately one year until the next AGM, unless they are not standing or reappointed or are not recommended for appointment.

There are no compensatory plans or arrangements with the NEOs that entitle a NEO to receive more than $100,000 from the Company as a result of the resignation, retirement or any other termination of employment of the NEOs’ employment, a change in control of the Company or its subsidiaries or a change of the NEOs’ responsibilities following a change in control.

Written employment contracts between the Company and the Company’s NEOs provide for compensation payable under certain circumstances following termination or a change in control, inclusive of the following:
•	a 30 day notice period applies to all NEOs except for the Executive Chairman, the CEO and the CCO, which is 6 months;
•	payment of annual holiday leave; and
•	in terms of the stock option plan, all vested stock options held by the employee may be exercised within 90 days of termination. The unvested options will terminate.

INDEPENDENT DIRECTOR COMPENSATION

In 2014, each director of the Company, who is not an executive officer, but an independent director, namely, Fikile De Buck, Rizelle Sampson, Anu Dhir, Patrick Cooke, Andile Mabizela, Bongiwe Ntuli, Colin Clarke and Ralph Havenstein was entitled to the following fees: an annual director's fee of $45,000, plus an additional fee of $15,000 for the Audit and Risk Committee Chairperson and $11,000 for other Committee Chairpersons. The Lead Director was entitled to an additional annual fee of $20,000; members attending the Audit and Risk Committee were entitled an annual amount of $8,000 and members attending other committees are entitled to $7,000 per annum. Executive officers do not receive additional compensation for serving as directors.

There is no written or oral contract between the Company or any of its subsidiaries and any executive or Non-Executive director relating to remuneration or fees payable or restraint payments.

The compensation provided to the directors, excluding a director who is included in disclosure as an NEO for the Company's most recently completed financial year of December 31, 2014 is:

Name of Director (6)	Fees earned ($)(1)	Option-based awards ($)	Bonus Shares	Non-equity incentive plan compensation	Total ($)
Patrick Cooke (7)	26,833	Nil	Nil	Nil	26,833
Fikile De Buck (3) (4)	90,000	Nil	Nil	Nil	90,000
Anu Dhir (2)	107,000	Nil	Nil	Nil	107,000
Rizelle Sampson (8) (9) (10)	63,500	Nil	Nil	Nil	63,500
Andile Mabizela (5)	44,833	Nil	Nil	Nil	44,833
Bongiwe Ntuli	40,500	Nil	Nil	Nil	40,500
Colin Clarke	31,000	Nil	Nil	Nil	31,000
Ralph Havenstein	41,000	Nil	Nil	Nil	41,000

Notes:
(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(2)
Anu Dhir joined the Company as a director in July 2008, was appointed Lead Independent Director in 2012, was the Chairperson of the Compensation Committee and is Chairperson of the Investment Committee. She resigned as a director on December 30, 2014.

(3)	Fikile De Buck joined the Company as a director in September 2008.
(4)	Audit and Risk Committee Chairperson.
(5)	Nominating and Governance Committee Chairperson.
(6)	Directors who are also NEO's and receive compensation for services as directors are included in the NEO summary compensation table.
(7)	Patrick Cooke joined the Company as a director in February 2012 and resigned on February 26, 2014.
(8)	Rizelle Sampson joined the Company as a director in September 2004 and was the Chairperson of the Sustainable Development Health and Safety Committee until October 30, 2014, when she resigned.
(9)	Rizelle Sampson was appointed on March 27, 2014 to the Audit and Risk Committee to replace Patrick Cooke until May 6, 2014, when she resigned.
(10)	Rizelle Sampson was appointed on March 27, 2014 to the Nominating and Governance Committee until May 6, 2014 when she resigned.

The following table sets out all option-based awards outstanding as at December 31, 2014, for each director, excluding a director who is already set out in disclosure as an NEO for the Company:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
Patrick Cooke	Nil	Nil	Nil	Nil
Fikile De Buck	100,000 690 835	0.84 0.39	November 30, 2016 August 19, 2024	Nil(1) Nil (2)
Anu Dhir	150,000 997,872	0.84 0.39	November 30, 2016 August 19, 2024	Nil(1) Nil (2)
Rizelle Sampson	150,000 690 835	0.84 0.39	November 30, 2016 August 19, 2024	Nil(1) Nil (2)
Andile Mabizela	690 835	0.39	August 19, 2024	Nil (2)
Bongiwe Ntuli	690 835	0.39	August 19, 2024	Nil (2)
Colin Clarke	690 835	0.39	August 19, 2024	Nil (2)
Ralph Havenstein	690 835	0.39	August 19, 2024	Nil (2)

The value at December 31, 2014 is calculated by determining the difference between the closing price of the Company's common shares on December 31, 2014 ($0.22) and the exercise price of the options.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2014, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option based awards – Value vested during the year	Non-equity based incentive compensation – Value earned during year
Patrick Cooke	Nil	Nil
Fikile De Buck	Nil	Nil
Anu Dhir	Nil	Nil

NAME	Option based awards – Value vested during the year	Non-equity based incentive compensation – Value earned during year
Rizelle Sampson	Nil	Nil
Andile Mabizela	Nil	Nil
Bongiwe Ntuli	Nil	Nil
Colin Clarke	Nil	Nil
Ralph Havenstein	Nil	Nil

CORPORATE GOVERNANCE

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders.  The Canadian Securities Administrators (the “CSA”) has adopted NP 58-201, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company.  In addition, the CSA have implemented NI 58-101, which prescribes certain disclosure by the Company of its corporate governance practices.  This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

NI 58-101 considers directors to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions and recent employment by the auditors and like matters. The majority of the directors of the Company are independent directors.

The Company’s Corporate Governance Policies and Procedures Manual, which governs and mandates the conduct of the Board of Directors and delineates director responsibilities and qualification standards, is available on the Company’s website at www.atlatsaresources.co.za.  Information on the Company’s website is not a part of this Information Circular.  A copy of the mandate of the Board is attached hereto as Schedule A.

The CSA’s corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Board believes it is important that the Board regularly meet without management of the Company, but has also determined that open and candid discussion among independent directors is not necessarily inhibited by the presence of the non-independent directors and their exclusion from such meetings is not always warranted.  Two formal meeting of the independent directors and 1 in camera meeting were held during the year ended December 31, 2014.

The Board currently does not have an independent Chair, but has appointed a lead independent director. The Board facilitates its independent supervision over management in several ways including the holding of regular board meetings and committee meetings, informal discussions among independent directors and management and by retaining independent consultants where it deems necessary. Each of the standing board committees is also solely comprised of independent directors. Independent supervision is also achieved by the formation of special committees of the independent directors to oversee any matters in which non-independent directors who are members of management may have an interest. In addition, the Board of Directors has direct access to the Company’s external auditors, legal counsel and to any of the Company’s officers.

The independent members of the Board of Directors of the Company for Fiscal 2014 were Andile Mabizela, Bongiwe Ntuli, Colin Clarke, Fikile De Buck, Ralph Havenstein, Anu Dhir (resigned December 30, 2014), Rizelle Sampson (resigned October 30, 2014) and Patrick Cooke (resigned February 23, 2014).

The executive (non-independent) directors for Fiscal 2014 were Harold Motaung (President and CEO), Joel Kesler (CCO and Tumelo Motsisi (Executive Chairman of the Board).

The following table sets forth the record of attendance of board and committee meetings by directors for the 12 months ended December 31, 2014.

Director	Board Meetings	Audit and Risk Committee	Nominating and Governance Committee	Compensation Committee	Sustainable Development Health Social and Ethics Committee
Patrick Cooke (1)	-	-	-	-	Not applicable
Fikile De Buck (2)(3)(4)	3 of 5	4 of 4	2 of 2	Not applicable	4 of 4
Anu Dhir (5)	5 of 5	4 of 4	Not applicable	3 of 3	4 of 4
Harold Motaung	5 of 5	Not applicable	Not applicable	Not applicable	Not applicable
Tumelo Motsisi	4 of 5	Not applicable	Not applicable	Not applicable	Not applicable
Rizelle Sampson (6)	3 of 5	Not applicable	Not applicable	1 of 3	4 of 4
Andile Mabizela	3 of 5 (7)	Not applicable	2 of 2	2 of 3 (7)	2 of 4 (7)
Bongiwe Ntuli (8)	4 of 5 (7)	2 of 4 (7)	Not applicable	(17)	2 of 4 (7)
Colin Clarke (9)	4 of 5 (7)	2 of 4 (15)	Not applicable	2 of 3 (7)	Not applicable
Ralph Havenstein	3 of 5 (10)	2 of 4 (10)	(11)	Not applicable	2 of 4 (12)

Notes:
(1)	Appointed to the Board on February 1, 2012. Mr. Cooke was appointed to the following Committees as follows:
	•	Nominating and Governance Committee Chairperson on February 28, 2012, to fill the vacancy on the Nominating and Governance Committee following the resignation of Mr. Kirk;
	•	Audit and Risk Committee on February 28, 2012, to fill the vacancy on the Audit and Risk Committee following the resignation of Mr. Kirk; and
	•	Compensation Committee on May 3, 2012, to fill the vacancy created by the departure of Mr. Nkosi who did not make himself available for re-election at the 2012 Annual General Meeting.
Mr. Cooke resigned on February 26, 2014 from the Board and Board Committees.

(2)	Member of the Nominating and Governance Committee.

(3)	Chair of the Audit and Risk Committee.

(4)	Member of the Sustainable Development Committee.

(5)	Appointed to the Board on July 2008. Ms Dhir was appointed lead Independent Director and appointed to the following Committees:
	•	Chairperson of the Compensation Committee;
	•	Member of the Audit and Risk Committee; and
	•	Member of the Sustainable Development Committee.
Ms Dhir resigned on December 30, 2014 from the Board and Board Committees.

(6)	Appointed to the Board on September 30, 2004. Ms Sampson was appointed to the following Committees as follows:
	•	Chair of the Sustainable Development Committee
	•	Appointed Audit and Risk Committee member on March 27, 2014, to fill the vacancy on the Audit and Risk Committee following the resignation of Mr. Cooke and resigned on May 6, 2014, from the Committee;

• Appointed Compensation Committee member on March 27, 2014, to fill the vacancy on the Compensation Committee following the resignation of Mr. Cooke and resigned on May 6, 2014, from the Committee; and
•
Appointed Nominating and Governance Committee member on March 27, 2014, to fill the vacancy on the Nominating and Governance Committee following the resignation of Mr. Cooke and resigned on May 6, 2014, from the Committee

Ms Sampson resigned on October 30, 2014, from the Board and Board Committees.

(7)	Appointed to the Board on May 6, 2014.

(8)	Appointed to the Compensation Committee effective December 30, 2014.

(9)	Appointed Chair of the Compensation Committee and Lead Independent Director effective December 30, 2014.

(10)	Appointed to the Board on June 27, 2014.

(11)	Appointed to the Committee effective December 30, 2014.

(12)	Appointed chair of the committee effective November 6, 2014.

Orientation and Continuing Education

All new and continuing directors are encouraged to review the Board materials prepared by the Company consisting of filings, Committee Charters, Code of Business Conduct and Guidelines. New Members of the Board have participated in the Company’s Director orientation program. This program is designed to provide new directors with the foundation for a more in-depth familiarity and understanding of the Company and its business operations, industry and key personnel. In addition, directors are provided with continuing education programs, which shall include materials, presentations and programs presented at the Company by management as well as third parties. Directors are also encouraged to participate in appropriate seminars or their own choice.

Ethical Business Conduct

The Board has adopted a formal ethics policy that applies to all directors, officers and employees of the Company, included in Section B-3 to the Company's Corporate Governance Policies and Procedures Manual, which is available for download from the Company's website (www.atlatsaresources.co.za). Information on the Company’s website is not a part of this Annual Report. The Company’s Ethics and Business Conduct Policy is also available on www.sedar.com. The Board also believes that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Compliance with the Code of Ethics is monitored by the Nomination and Governance Committee. No departures from the code were identified by the Nominating and Governance Committee during Fiscal 2014. The Board has a number of policies in place designed to ensure that directors exercise independent judgment in matters where a director or officer has a material interest. In those circumstances, the relevant director and officer must declare their interest and in the case of a director, refrain from voting and the Nominating and Governance Committee considers any interested party transactions in advance of their consideration by the Board.

Nomination of Directors

The Board considers its size each year when it considers the directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. The Board has a Nominating and Governance Committee, though the full Board retains responsibility for the recommendation of directors to the Shareholders for election.

Term Limits

Industry and institutional knowledge along with commitment and expertise are vital to the successful functioning of the Board. Given the nature of the Company’s business and its industry, the Board has determined that while it is committed to fostering diversity among board members, it would be unduly restrictive to adopt specific director term limits.  Diversity and Board renewal will be supported through the other mechanisms designed to address the needs of the Company (as described elsewhere in the Board Mandate and Corporate Guidelines attached hereto as Schedule A) and not through the imposition of arbitrary term limits.

Diversity Policy

The Company recognizes the importance and benefit of having a Board and executive officers comprised of highly talented and experienced individuals who reflect the diversity of the Company’s stakeholders, including its employees and the demographics of the communities in which the Company operates, having regard to the need to foster and promote diversity among board members and executive officers with respect to attributes such as gender, ethnicity, disability, and other factors.

The Company has not adopted a formal written policy relating to the identification and nomination of women directors to the Company’s board of directors or as executive officers because the board generally considers diversity of race, ethnicity, gender, age, cultural background and professional experience in evaluating candidates for board membership and appointment to senior executive roles.

While the Company does not have a specific policy, we consider diversity of race, ethnicity, gender, age, cultural background and professional experience in evaluating candidates for board membership. While the Company has not adopted a formal policy regarding gender diversity on the Board or in executive officer roles, the Nominating and Governance Committee will, when identifying candidates to nominate for election to the Board or appointment as executive officers or in its review of executive management succession planning and talent management:

a)
consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regarding to the Company’s current and future plans and objectives, as well as anticipated regulatory and market developments;

b)	consider criteria that promotes diversity, including with regard to gender, ethnicity, disability, and other dimensions;

c)
consider the level of representation of women on the Board and in executive officer positions  along with other markers of diversity  when making recommendations for nominees to the Board or for appointment as executive officers and in general with regard to succession planning for the Board and executive officers; and

d)	as required, engage qualified independent external advisors to assist the Board in conducting its search for candidates that meet the Board’s criteria regarding skills, experience and diversity.

Selection of female candidates will be, in part, dependent upon the pool of female candidates with the necessary skills, knowledge and experience. The ultimate decision will be based on merit and contribution the chosen candidate will bring to the Company.

The Company has not adopted a target regarding representation of women on the board or in executive officer positions because the Company does not believe that any candidate for nomination to the board or an executive officer position should be chosen nor excluded solely or largely because of gender. In selecting candidates, the Company considers the skills, expertise and background that would complement the existing board members or management team, as applicable.

As of the date of this management information circular there are two women on the Company’s board of directors, representing 25% of the directors. As of the date of this management information circular, two  of the Company’s executive officers are women representing 33% of the Company’s executive officers. The company’s major subsidiaries (as that term is defined in National Instrument 55-104 Insider Reporting Requirements and Reporting Exemptions) currently have no women employees at senior management level. The company is cognisant of the importance of a gender diverse management team and is committed to policies that encourage the incorporating of a gender diverse team in its subsidiaries.

Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

Board Committees

The Board has not adopted descriptions for the positions of Board chairman, and the chairman for each of the board committees, but, as at the date of this Annual Report, the roles and responsibilities for the board and for each of the board committees has been described in the Company’s Corporate Governance Policies and Procedures Manual dated December 2014, which is available on the Company’s website at www.atlatsaresources.co.za.

Audit and Risk Committee

The Audit and Risk Committee is an important element of the Board’s system of monitoring and control. The Audit and Risk Committee meets at least four times a year. All the members of the Audit and Risk Committee are independent Non-Executive Directors, financially literate and have extensive Audit and Risk Committee experience. Current members of the Audit and Risk Committee are Fikile Tebogo De Buck (Chair), Bongiwe Ntuli, Colin Clarke and Ralph Havenstein.

The Chairman of the Board, the CEO, CFO, the internal auditors (outsourced function) and external auditors attend Audit and Risk Committee meetings on invitation.

The Audit and Risk Committee has been established primarily to assist the Board in overseeing:

•	the quality and integrity of the Company’s financial statements (including group consolidated financial statements) and public disclosures in respect thereof;

•	assessing the qualification and independence of the external auditors;

•	the scope and effectiveness of the external audit function;

•	the effectiveness of the Company’s internal controls;

•	compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements; and

•	Assessment of integrated risk management.

In addition to the responsibilities above, the Atlatsa Board has appointed the Audit and Risk Committee to perform on behalf of all South African subsidiaries of Atlatsa, the functions listed in section 94(7) of Companies Act.

The Board has delegated extensive powers to the Audit and Risk Committee in accordance with US corporate governance requirements and as permitted under Canadian Corporate and Securities law and the Company’s Articles to perform the above functions. In line with these requirements, the Audit and Risk Committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the Audit and Risk Committee.

The Audit and Risk Committee meets regularly with the Company’s external auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, and corporate governance and compliance matters. The Audit and Risk Committee approves the external auditors’ engagement letter on the terms, nature and scope of the audit function and the audit fee. Interim and annual results of the Company and trading statements of the Company are reviewed by the Audit and Risk Committee before publication. The Audit and Risk Committee usually makes recommendations and refers matters for information or approval to the Board.

Both the Audit and Risk Committee and the Board of Directors are satisfied that the independence of the external auditors is independent.

Nominating and Governance Committee

The committee is currently comprised of three Non-Executive Directors, all of whom are independent.

Members: Andile Mabizela (Chair), Fikile Tebogo De Buck and Ralph Havenstein. Rizelle Sampson was appointed on March 27, 2014 to the Nominating and Governance Committee to replace Patrick Cooke after he resigned on February 26, 2014.She resigned from the Committee on May, 6 2014.

The Nominating and Governance Committee’s functions include reviewing and making recommendations to the Board on the Company’s general corporate governance framework, the composition and performance of the Board and its committees, appointment of directors and group executive committee members, legal compliance and the Company’s ethics policy and programs.

The Company is in process of identifying and appointing new directors, specifically where a chairperson’s role is currently vacant (as at date of filing).

Compensation Committee

Members: Colin Clarke (Chair – effective December 30, 2014), Andile Mabizela and Bongiwe Ntuli (effective December 30, 2014). Ms Anu Dhir was chair of the Committee until December 30, 2014.

All the members of the committee, including the chair, are Independent Non-Executive Directors. In line with the recommendations of King III (South Africa’s Code of Corporate Governance 2009), the CEO attends the meetings of the committee at the request of the committee, but is requested to leave the meeting before any decisions are made.

The committee evaluates and monitors Atlatsa’s remuneration philosophy and practices, ensures that they are consistent with sound governance principles and management systems and are aligned with the Company’s approach to risk management, in that inappropriate risk taking is not incentivized.

Other key terms of reference set out in the mandate of the committee include:

•	providing guidance on the evaluation of the performance of NEOs;

•	determining and recommending to the Board, the remuneration of NEOs and directors;

•	reviewing and approving total guaranteed package values including the annual short term and long term incentives granted to executive management;

•	reviewing and approving proposals for annual salary adjustments and proposed changes to benefit fund rules across the Company;

•	approving the principles, formulae applied and Company performance targets as well as the achievement thereof on which short-term and long-term incentives are based;

•	reviewing and approving the terms and conditions of the executive directors’ service agreements; and

•	annually assessing the performance of the committee and the committee members.

The Company is in process of identifying and appointing new directors.

Sustainable Development, Health Social and Ethics Committee (“Sustainable Development Committee”)

Members: Ralph Havenstein (Chair – Effective November 6, 2014), Andile Mabizela, Bongiwe Ntuli and Fikile De Buck.

The Sustainable Development Committee meets at least four times a year, or more frequently as circumstances dictate.

The objective of the Sustainable Development Committee is to assist the board in ensuring that we are and remain a committed socially responsible corporate citizen. The committee’s primary role is to supplement, support, advise and provide guidance on the effectiveness or otherwise of management’s efforts in respect of sustainable development.

The committee considers the following sustainable development issues: occupational health, safety, HIV/Aids, social investment and environmental management.

In addition and in compliance with the Companies Act, the committee monitors the Company’s activities, having regard to any relevant legislation, other legal requirements or prevailing codes of best practice, with regard to matters relating to-

(i)	Social and economic development, including the Company’s standing in terms of the goals and purposes of-

a.	the 10 principles set out in the United Nations Global Compact Principles; and

b.	the OECD recommendations regarding corruption;

c.	the Employment Equity Act No. 55 of 1998; and

d.	the Broad-Based Black Economic Empowerment Act, No 53 of 2003 (as amended);

(ii)	Good corporate citizenship, including the Company’s-

a.	promotion of equality, prevention of unfair discrimination and reduction of corruption;

b.	contribution to development of the communities in which its activities are predominantly conducted or within which its products or services are predominantly marketed; and

c.	record of sponsorship, donations and charitable giving;

(iii)	The environment, health and public safety, including the impact of the Company’s activities and of its products or services;

(iv)	Consumer relationships, including the company’s advertising, public relations and compliance with consumer protection laws; and

(v)	Labour and employment, including-

a.	the Company’s standing in terms of the International Labour Organization Protocol on decent work and working conditions; and

b.	the company’s employment relationships, and its contribution toward the educational development of its employees.

Atlatsa is a good corporate citizen through its promotion of equality, and prevention of unfair discrimination in the work place. Atlatsa has significantly contributed to the development of the communities in which its activities are predominantly conducted by amongst others assisting in provision of water in the villages, building of schools, providing bursaries, assisting especially, child headed households through its community outreach programme. In addition a community trust to oversee the continued development of the communities has been set up.

Special Committee

The purpose of any Special Committee is to assist and provide recommendation to the Board of directors when it must make a decision that presents a conflict of interest to some of its members. This arises in situations where directors declare a conflict and are, as a result, precluded from voting, and withdrawal from the board’s deliberations is inadequate.

In addition, a Special Committee may be constituted to evaluate unusual or special transactions which the Board considers require further independent Board consideration.

Members of the Special Committee are appointed on an ad hoc basis. Each member will serve until a replacement for him or her is appointed, or until he or she resigns or is removed from or by the Board or the Nominating and Governance Committee. This Committee exists on an ad-hoc basis only and members will be appointed as necessary in the event a transaction / or conflict arises for which the Board considers evaluation by the Company’s independent directors is necessary or desirable. The Special Committee will consist of majority of independent directors, unless the Board should from time to time otherwise determine, subject to compliance with applicable law and stock exchange rules. All of the members of the Special Committee, when constituted, will be “independent” as determined under National Instrument 52-110 Audit Committees, the TSX rules, the NYSE MKT rules and applicable U.S. securities laws.

No Special Committee was formed during Fiscal 2014.

Other Board Committees

The Board has no committees other than the Audit Committee, Nominating and Governance Committee, Compensation Committee, Sustainable Development, Health, Safety Social & Ethics Committee and any Special Committees that are formed.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees.  The Board and its committees have initiated a self-assessment process.

Board evaluation

The practice at Atlatsa Resources over the past three reporting periods for assessing Board performance has been to conduct board evaluation exercise through self-assessments and this practice continues to apply for the current reporting period as adopted and agreed to by the Board.

The key areas of Board appraisal that were examined are the following:
1.	Board Organisation, Composition and Function
2.	Selection, Review and Compensation of Management
3.	Strategy and Planning
4.	Monitoring and Acting
5.	Board Roles and Responsibilities
6.	Board’s Performance of Duties
7.	Relationship with Management
8.	Board Culture
9.	Board Effectiveness
10.	Board Committees

The Total Average Score for the respondents was 8.2, which score indicates a high degree of effectiveness in this self-assessment exercise.  This is tantamount to a vote of mutual confidence between and amongst Management and Non-Executive Directors.  The score is not a resounding 10 nor is it a 9 which means that there is still scope for improvement. A programme to improve the Board effectiveness has been put in place for the 2015 year.

Committee assessment

The assessment conducted focused on matters assessed against terms of reference, time spent by the committees in considering matters, quality of information received, time management and composition, the work of each committee, quality of Board and committee interface, and compliance with corporate governance requirements. These reviews utilised questionnaire tool which focused to draw out views on work, overall effectiveness, decision-making and other processes. Outcomes and recommendations from each committee will be considered and approved by the Board prior to implementation. All responses to this section reflected an unanimous view that Board Committees are adequately resourced.  Committee charters clearly demarcate the roles and duties of committees enabling them to perform their functions and contribute adequately to the functioning of the Atlatsa Board.

The Board is therefore satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

The CSA has adopted NI 52-110, which requires the Company to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth hereafter.

The Audit Committee’s Charter

The Audit Committee is an important element of the Board’s system of monitoring and control.  The text of the Audit Committee’s charter is available as Section C-1 to the Company’s Corporate Governance Policies and Procedures Manual, which is available on the Company’s website at www.atlatsaresources.co.za.  Information in the Company’s website is not part of this Information Circular.  The Audit Committee Charter is also attached to this Information Circular as Schedule B.  The Audit Committee meets at least four times a year.

Composition of the Audit Committee

The current members of the Audit Committee are Fikile Tebogo De Buck (Chair), Bongiwe Ntuli, Colin Clarke and Ralph Havenstein. Tebogo De Buck, Bongiwe Ntuli, Colin Clarke and Ralph Havenstein are financially literate and have extensive Audit Committee experience. All members of the Audit Committee are independent as such term is defined under NI 52-110 and the rules and regulations of the NYSE MKT and are financially literate.

The Executive Chair of the Board, the CEO, CFO, the internal auditors (outsourced function) and external auditors attend Audit Committee meetings on invitation.

The Audit Committee has been established primarily to assist the Board in overseeing:

•	the quality and integrity of the company’s financial statements (including group financial statements) and public disclosures in respect thereof;

•	the qualification and independence of the external auditors for Atlatsa;

•	the scope and effectiveness of the external audit function for Atlatsa;

•	the effectiveness of the Company’s internal controls;

•	compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements; and

•	risk management.

In addition to the responsibilities above, the Board has appointed the Audit Committee to perform on behalf of all South African subsidiaries of Atlatsa, the functions listed in section 94(7) of the South African Companies Act.

The Board has delegated extensive powers in accordance with the South African Companies Act and US corporate governance requirements to the Audit Committee to perform the above functions. In line with these requirements, the Audit Committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the Audit Committee.

The Audit Committee meets regularly with the Company’s external auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The Audit Committee approves the external auditors’ engagement letter on the terms, nature and scope of the audit function and the audit fee. Interim and annual results of the Company and trading statements of the Company are reviewed by the Audit Committee before publication. The Audit Committee usually makes recommendations and refers matters for information or approval to the Board.

Both the Audit Committee and the Board are satisfied that the independence of the external auditors is not in any way impaired or compromised.

Relevant Education and Experience

As a result of his or her education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

•
the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•
reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector.  She has been a member of Audit Committee for a considerable number of years.

Ms. Ntuli joined Grindrod Freight Services on her return to South Africa in 2008 as its Chief Financial Officer. Ms. Ntuli also services as a non-executive director of Adapt IT Holdings Limited, a JSE-listed entity, where she has been Chairman of the Audit Committee since 2008.

Mr Clarke holds a Master of Business Administration (MBA) and has served as the COO of the National Empowerment Fund in South Africa, where he headed the group operations as well as Asset Management, Marketing and Communications and Strategy and Planning. Colin has many years of international legal and corporate finance experience with multinational organizations such as BP Amoco. Mr. Clarke has also held the position of Deputy Director for Trade and Investment at the African America Institute (AAI) and Programme Director for the Africa Regional Assistance Electoral Fund (AREAF), established to assist African countries’ transition to democracy, located in Washington DC. In an advisory capacity, Colin was instrumental in the purchase of 15.1% of the equity in Telkom SA from SBC Corporation for US$1 billion on behalf of a South African consortium.

Mr Havenstein has extensive experience with Audit Committees and has served as a member of Audit & Risk Committee of Northam Platinum Limited since 2003 to date.

All of the Audit Committee members are “financially literate”, as that term is defined in NI 52-110.

Reliance on Certain Exemptions

The Company’s auditors, KPMG, have not provided any material non-audit services, except as noted in the table below. Both the Audit Committee and the Board are satisfied that the independence of its external auditors is not in any way impaired or compromised.

In Fiscal 2014 all recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors.  The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services.  The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum monetary amounts for each itemized service.  During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit and Risk Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Services:	Year ended December 31, 2014	% Pre-approved by Audit and Risk Committee	Year ended December 31, 2013	% Pre-approved by Audit and Risk Committee
Audit Fees (1)	477,266	100	426,031	100
Audit-Related Fees (2)	28,802	100	23,217	100
Tax fees (3)	-	100	17,441	100
All Other (4)	-	100	98,975	100
	506,068	100	565,664	100

Note:
(1)
Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Company's external auditor reasonably can provide, and include audits, interim reviews, comfort letters and consents, other attest services related to the audit or regulatory filings, and services associated with the filing of documents with regulatory authorities.

(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s Consolidated Financial Statements or that are traditionally performed by the external auditor, and include consultations related to financial accounting and reporting matters and standards, and other periodic reports.

(3)	Tax fees consist of fees billed for professional services rendered for tax compliance (including income and royalty tax payable), tax advice and tax planning.
(4)
This specifically relates to KPMG Tax services that were obtained in relation to the Restructure Plan, assistance with a query in relation to the Company’s share based schemes to the South African Receiver of Revenue, and other minor consulting.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

No current or former directors, proposed directors, executive officers or employees of the Company nor any associate of any director, officer or proposed nominee of the Company was indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out herein, none of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction during the fiscal year ended December 31, 2014 that has materially affected or would or could materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

OTHER MATTERS

The directors of the Company are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of Directors.

The directors of the Company whose names are set out on page 11 of this Information Circular as at the date hereof collectively and individually accept full responsibility for the accuracy of the information given in this Information Circular and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, all reasonable enquiries to ascertain such facts have been made, and the Information Circular contains all information required by the TSX.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Financial information is provided in the audited financial statements for the year ended December 31, 2014 and the accompanying auditor’s report thereon and related management’s discussion and analysis which were filed on SEDAR and on EDGAR on March 31, 2015. Additional information may be obtained upon request from the Company at telephone number (604) 684-6365 or +27 11 779 6800 (South Africa) or fax  number (604) 684-8092 or +27 11 883 0836 (South Africa).

DATED at Vancouver, British Columbia on the 19th day of May, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Harold Motaung”

Harold Motaung
Chief Executive Officer of Atlatsa and duly
authorized signatory on behalf of the other directors

SCHEDULE A

BOARD MANDATE AND CORPORATE GOVERNANCE GUIDELINES

The Board of the Company has adopted the following Board Mandate and Corporate Governance Guidelines (the “Mandate”) to govern and assist the Board in the exercise of its responsibilities.  The Board may modify or make exceptions to the Mandate from time to time in its discretion and consistent with the duties and responsibilities owed to the Company and its shareholders.  This Mandate has been prepared with the intention that the Board comply with corporate governance rules established by the applicable regulators and stock exchanges. This Mandate will be reviewed by the Board on an annual basis.

Capitalized terms used and not otherwise defined in this Mandate have the meaning ascribed thereto in the Corporate Governance Policies and Procedures Manual under the section titled “Definitions”.

Director Responsibilities

Oversee Management of the Company.  The principal responsibility of the directors is the stewardship of the Company, the conduct of the Company’s business and the oversight and supervision of  the management of the Company in the best interests of the Company and its shareholders. This responsibility requires that the directors attend to the following:

Management and Human Resources

(i)	The Board has a responsibility to:

(a)	appoint the CEO and plan for CEO succession, as required;

(b)	approve terms of reference for the CEO;

(c)	monitor, and at least annually, review the CEO’s performance against agreed upon objectives;

(d)	satisfy itself as to the integrity of the CEO and other Senior Officers;

(e)	ensure that the CEO and other Senior Officers create a culture of integrity throughout the Company;

(f)	approve acceptance of outside directorships by the CEO;

(g)	approve decisions relating to Senior Officers, including the:

(i)	appointment and discharge of Senior Officers;

(ii)	compensation and benefits for Senior Officers; and

(iii)	employment contracts, termination and other special arrangements with Senior Officers;

(iv)	implement succession planning programs, including programs to train and develop management;

(v)	approve certain matters relating to all employees; including:

A.	the Company’s broad compensation strategy and philosophy;

B.	new benefit programs or material changes to existing programs; and

C.	material changes to employee pension plans; and

D.	provide advice and counsel to the CEO in the execution of the CEO’s duties.

Board Mandate and Corporate Governance Guidelines

Strategy and Plans

(ii)	The Board has the responsibility to:

(a)	approve the strategic planning process;

(b)	participate with management in the review and evaluation of the Company’s strategic plan;

(c)	approve, at least annually, the Company’s strategic plan, which will take into account, among other things, the opportunities and risks of the business;

(d)	approve annual capital and operating budgets, which support the Company’s ability to meet its strategic plan objectives;

(e)	approve the entering into, or withdrawal from, lines of business that are, or are likely to be, material to the Company;

(f)	approve material divestitures and acquisitions; and

(g)	monitor the Company’s progress towards its goals, and revise and alter its direction through management in light of changing circumstances.

Financial and Risk Issues

(iii)	The Board has the responsibility to:

(a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(b)	identify the principal financial and non-financial risks of the Company`s business and implement appropriate systems and programs to manage such risks;

(c)	monitor operational and financial results;

(d)	approve annual and quarterly financial statements and approve release thereof by management;

(e)	approve any information circular or annual information form, and documents incorporated by reference therein;

(f)	declare dividends;

(g)
approve any financings, any changes in authorized capital, any issuance or repurchase of shares, any issuance of debt securities, any listing of shares or other securities, any issuance of commercial paper, and any related prospectuses or trust indentures; and

(h)	recommend appointment of external auditors and approve auditors’ fees.

Policies and Procedures

(iv)	The Board has the responsibility to:

(a)	direct management to operate at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b)	develop, and continually update, corporate governance principles and guidelines;

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Board Mandate and Corporate Governance Guidelines

(c)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflicts of interest and the environment); and

(d)	Approve the delegation of authority matrix.

Compliance Reporting and Corporate Communications

(v)	The Board has the responsibility to:

(a)	adopt a communication policy for the Company, referring to the guidance set out in National Policy 51-201 ̶ Disclosure Standards, applicable U.S. securities laws and stock exchange rules;

(b)	oversee the implementation of effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(c)	oversee the implementation of measures for receiving feedback from stakeholders;

(d)	ensure that the financial performance of the Company is adequately reported to shareholders, other securityholders and regulators on a timely and regular basis;

(e)	ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

(f)	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

(g)	report annually to shareholders on the Board’s stewardship for the preceding year.

Fiduciary Duty.  In addition to any specific statutory or regulatory duties, directors have a fiduciary duty to carry out their duties as a director honestly and in good faith, with a view to the best interests of the Company and with the care, diligence and skill of a reasonably prudent person.  In discharging their fiduciary duties of care, loyalty and candour, directors are expected to exercise their business judgment.  In discharging their duties, when appropriate, the directors may rely on the Company’s Senior Officers, other Employees, and its outside advisors, auditors and legal counsel, but also should consider second opinions where circumstances warrant.

Understand the Company and its Business.  With the assistance of the Company, directors are expected to become and remain informed about the Company and its business, properties, risks and prospects. Directors will strive to perform his or her duties in keeping with current and emerging governance practices for directors of publicly traded companies and the policies of the Company.

Establish Effective Systems.  Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company.  Directors should also require  periodic reviews  to be undertaken of the integrity of the Company’s internal controls and management information systems.

Protect Confidentiality and Proprietary Information.  Directors are responsible for establishing policies that are intended to protect the Company’s confidential and proprietary information and ensure that it is not disclosed to outside parties not authorized by the Board until it is generally disclosed.  Likewise, all discussions and proceedings of the Board must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality and integrity of Board discussions.

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Board Mandate and Corporate Governance Guidelines

Indemnification.  Directors are entitled to Company-provided indemnification to the extent permitted under the Company’s articles and corporate statutes and, where the directors so resolve and can obtain it, directors’ and officers’ liability insurance.

Director Qualification Standards

Independence and Other Standards.  The Board will ensure it has at all times (i) at least three independent directors and (ii) at least a majority of independent directors taking into account, if applicable, that the Company is a controlled company.  The Board will, from time to time, establish standards of independence that conform to applicable regulations and stock exchange requirements.  In addition, to be independent, a director must not otherwise have, directly or indirectly, a financial, legal or other relationship with the Company that, in the Board’s judgment, would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.  The determination of whether a material relationship exists will be made by the other members of the Board who are independent.  The Board will also endeavour to have meaningful representation on the Board by HDPs and women.

Size and Skills of Board.  The Board believes a board of 6 to 12 directors is an appropriate size given the Company’s present circumstances, but a smaller or larger Board may be appropriate at any given time depending on circumstances and changes in the Company’s business.  In determining the appropriate size and composition of the Board, the Board will, consider the Company’s present circumstances as well as the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director

Other Directorships.  The Board does not believe that its members should be prohibited or even discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, provided they do not reduce a director’s effectiveness for the Company.  However, the Nominating and Governance Committee should take into account the nature of and time involved in a director’s service on other boards, as well as potential conflicts of interest in evaluating the suitability of individual directors and in making its recommendations.  Service on boards or committees of other organizations is conditional on compliance with the Company’s conflict of interest policies.

Tenure.  The Company acknowledges that term limits of Board members could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as management.  As an alternative to term limits, the Nominating and Governance Committee will review each director’s continuation on the Board annually.  This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Company to replace directors where, upon recommendation of the Nominating and Governance Committee, the Board makes a determination in that regard.

Separation of the Offices of Chairman and CEO.  The Board will select a Chairman of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection.  The Board believes the offices of Chairman of the Board and CEO should be separate. Where there is an Executive Chairman of the Board, a Lead Independent Director shall be appointed. The purpose of the Lead Independent Director is (a) on matters where the Chairman may be perceived to be conflicted, to become the effective leader of the Board and oversee that the Board discharges its responsibilities; (b) to ensure the independence of the Board; (c) to compliment the position of the Chairman of the Board; and (d) to undertake such other duties as the Board may from time to time delegate to the Lead Independent Director.

Selection of New Director Candidates.  Except where the Company is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Nominating and Governance Committee will be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board.  Any Board member or shareholder of the Company also may propose one or more person to be a director nominee, including a position to be filled by increasing the number of directors. The Nominating and Governance Committee will evaluate proposed nominees and may, in its

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Board Mandate and Corporate Governance Guidelines

discretion, conduct personal interviews. If the Nominating and Governance Committee deems it appropriate, the Nominating and Governance Committee may then propose a person or persons which it believes would fulfill Board criteria for membership.  The Nominating and Governance Committee’s recommendations will be considered by the plenary board but the recommendations are not binding upon it.  See Nominating and Governance Committee Charter for more details.

Majority Vote Policy.  If the votes “for” the election of a director nominee at a meeting of shareholders are fewer than the number voted “withhold”, the nominee is expected to submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee.  The Nominating and Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation.  The Board’s decision to accept or reject the resignation will be disclosed to shareholders.  The nominee will not participate in any Nominating and Governance Committee deliberations on whether to accept or reject the resignation.  This Policy does not apply in circumstances involving contested director elections.

Board Meetings

Selection of Agenda Items.  The Chairman of the Board, or the Lead Independent Director, if the Chairman is not independent, shall propose an agenda for each Board meeting.  Each Board member is free to request the inclusion of other agenda items and is generally free to raise, at any Board meeting, subjects that are not on the agenda for that meeting, although voting on matters so raised may be deferred to another meeting to permit proper preparation for a vote on an unscheduled matter (emergencies excepted).

Frequency and Length of Meetings.  The Chairman of the Board, or the Lead Independent Director if the Chairman is not independent, in consultation with the members of the Board, will normally determine the frequency (at least once per quarter) and length of Board meetings; however, the ultimate power in this regard rests with the plenary Board.  Special meetings may be called from time to time as required to address the needs of the Company’s business.

Advance Distribution of Materials.  Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting (with a goal of 7 calendar days) and directors should review these materials in advance of the meeting.  The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a time-sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable.

In-camera Sessions of Independent Directors. Independent directors shall hold an in-camera meeting of independent directors at the end of each regularly scheduled Board meeting and in any event, not less than once per quarter.  In addition an in-camera meeting of independent directors may be held at any time for the purpose of considering any extraordinary matters, if requested by the Lead Independent Director or any other independent director, upon sufficient notice, as set forth herein with respect to any Board meeting.

If the Lead Independent Director, or in the absence of the Lead Independent Director, any independent directors request that the independent directors have the opportunity to conduct an in-camera meeting of independent directors before the Board considers or approves any particular matter, the Board will refrain from taking any actions or approving such matters until the independent directors have had the opportunity to conduct a meeting.

The Lead Independent Director, or, in the absence of the Lead Independent Director, any independent director appointed by the independent directors present to act as Lead Independent Director, shall determine who will remain present for an in-camera meeting of independent directors. At the discretion of the Lead Independent Director, or in the absence of the Lead Independent Director, the independent directors present, any other persons, including one or more members of management or the Company’s advisors, may be invited to attend all or a portion of an in-camera meeting of independent directors, for the purpose of providing information or advice, as applicable, to the independent directors.

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Board Mandate and Corporate Governance Guidelines

In-camera meetings of independent directors may be attended in person or by telephone or video-conference.

At the beginning of an in-camera meeting of independent directors, the Lead Independent Director, or in the absence of the Lead Independent Director, any independent director appointed by the independent directors present, shall advise the independent directors present of the agenda for discussion at the meeting and invite the other independent directors present to propose any other matters for discussion.

Unless otherwise authorized by a resolution of the Board, no resolutions may be passed at an in-camera meeting of independent directors meeting that bind the Company.  If any matter requires approval by resolution, the recommendation of the independent directors will be referred to the Board for consideration and approval by resolution.

Minutes of all in-camera meetings of independent directors will be maintained, and if considered appropriate by the Lead Independent Director, may be recorded separately from the minutes of any related Board meeting and distributed only to those independent directors in attendance.

Director Attendance.  Directors are expected to attend, in person or via tele- or video-conference, all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Directors must devote the time and effort needed, and meet as frequently as necessary, to properly discharge their responsibilities. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair, the CEO, or the Corporate Secretary for a briefing on the substantive elements of the meeting. Directors who miss more than 30% of the Board meetings or Committee meetings for which they are expected to attend, may be requested to resign or may not be nominated for re-election at the next annual general meeting of shareholders, each in the discretion of the Nominating and Governance Committee.  Directors may fill any resulting vacancy as provided in the articles of the Company.

The Audit and Risk Committee Chairman must attend each annual general meeting of the Company.  The Chairman of the Sustainable Development, Environmental, Health and Safety Committee, the Chairman of the Compensation Committee and the Chairman of the Nominating and Governance Committee together with all other directors of the Company are encouraged to attend each annual general meeting of the Company.

Board Committees

Key Committees.  The Board will at all times have an Audit and Risk Committee, a Compensation Committee, a Sustainable Development, Safety, Social and Ethics Committee and a Nominating and Governance Committee.  The Board may, from time to time, establish or maintain additional committees or subcommittees as it deems necessary.  The Board may delegate any of its powers to committees of the Board, except that it may not delegate the powers to fill Board vacancies, change the membership or fill vacancies in a committee of the Board, or remove or appoint officers who are appointed by the Board.

Assignment of Committee Members.  The Nominating and Governance Committee will be responsible for recommending to the Board the persons to be appointed to each committee of the Board.  All members of the Audit and Risk Committee,  the Compensation Committee and the Nominating and Governance Committee must be “independent directors” in accordance with the independent director standards established by the Board from time to time, and in accordance with applicable laws and stock exchange rules.

Committee Charters.  Each committee will have a charter that has been approved by the Board and signed by the committee Chairman.  The committee charters will set forth the purposes, goals and responsibilities of the committees, and will be included in this Governance Manual.  The Board will, from time to time as it deems appropriate but at least annually, review and reassess the adequacy of each charter and make appropriate changes.  Each charter must address those matters required by applicable laws and stock exchange rules.

Selection of Agenda Items.  Each committee Chairman together with the Corporate Secretary and in consultation with the other committee members, will develop the committee’s agenda.

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Board Mandate and Corporate Governance Guidelines

Frequency of Committee Meetings.  The Chairman of each committee, in consultation with the other committee members, will determine the frequency of the committee meetings consistent with any requirements set forth in the committee’s charter.  Special meetings may be called by any member from time to time as required to address the needs of the Company’s business and fulfill the responsibilities of the committees.

Director’s Access to Management and Independent Advisors

Access to Senior Officers and Employees.  All directors shall have at all reasonable times and on reasonable notice, full and free access to Senior Officers and Employees of the Company. Any meetings or contacts that a director wishes to initiate should normally be arranged though the CEO or the Corporate Secretary.  The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company.  The directors are normally expected to provide a copy or otherwise inform the CEO or Corporate Secretary of any communication between a director and a Senior Officer or Employee of the Company.

Access to Independent Advisors.  The Board and each committee shall have the power to hire and consult with independent legal, financial or other advisors for the benefit of the Board or such committee, as they may deem necessary, with reasonable notice to the CEO.  Such independent advisors may be the regular advisors to the Company.  The Board or any such committee is empowered, without further action by the directors, to cause the Company to pay the appropriate compensation of such advisors as established by the Board or any such committee.

Director Compensation and Stock Ownership

Role of Board and Compensation Committee.  The form and amount of director compensation will be recommended by the Compensation Committee and approved by the Board in accordance with the general principles set forth herein and in the Compensation Committee Charter.  The Compensation Committee will also conduct an annual review of the compensation of the Company’s directors and make recommendations to the Board.

Form of Compensation.  The Board believes that directors should be provided with incentives to focus on long-term shareholder value.  The Board believes that including equity based incentive compensation as part of director compensation helps align the interest of directors with those of the Company’s shareholders.

Amount of Compensation.  The Company seeks to attract exceptional talent to its Board.  Therefore, the Company’s policy is to compensate directors competitively relative to comparable companies.  The Company’s management will, from time to time, present a report to the Compensation Committee comparing the Company’s director compensation with that of comparable companies.  The Board believes that it is appropriate for the Chairman of the Board, the Lead Independent Director, if applicable, and the independent director chairmen of committees to receive additional compensation for their additional duties in these positions.

Compensation for Director Service by Company Employee While Serving on Other Boards of Directors.  When any Employee of the Company serves as a director of another company at the request of the Company or as a representative of the Company, that Employee may not accept compensation from that other company for such service.  If any such compensation is nonetheless received, it shall be received on behalf of and paid over to the Company.

Director Stock Ownership.  The Board believes that each director should acquire and hold shares of Company stock in an amount that is meaningful to shareholders and appropriate to each such director. Therefore, the Board, in consultation with each director, may establish a target for stock ownership by each director and a time period during which this target is to be met, which the Board will periodically review to take into account market circumstances.

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Board Mandate and Corporate Governance Guidelines

Director Orientation and Continuing Education

Director Orientation.  The Company’s Senior Officers will conduct orientation programs for new directors as soon as possible after their appointment as directors.  The orientation programs will include presentations by management to familiarize new directors with the Company’s projects, its strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Governance Manual including its code of business conduct and ethics, its principal officers, its internal and independent auditors and its outside legal advisors.  In addition, the orientation program will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ fiduciary duties, and visits to Company headquarters and, to the extent practical, the Company’s significant facilities.

Continuing Education.  To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Board will provide the directors with opportunities to undertake continuing director education, the cost of which will be borne by the Company.

Management Evaluation and Succession and Executive Compensation

Selection of CEO.  The Board selects the Company’s CEO in the manner that it determines to be in the best interests of the Company.  The Board, together with the CEO, will develop a clear position description for the CEO.

On the recommendation of the Compensation Committee, the Board will approve corporate goals and objectives that the CEO is responsible for meeting.

Evaluation of Senior Management.  The Compensation Committee will be responsible for overseeing the evaluation of the performance of the CEO and other Senior Officers and for satisfying itself as to the integrity of the CEO and other Senior Officers and ensuring that the CEO and other Senior Officers create a culture of integrity throughout the Company.  The Compensation Committee will determine the nature and frequency of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the performance of the CEO, to be discussed with the Board.  The Board will review the assessment to ensure that the CEO is providing the best leadership for the Company over the long and short-term.  The Compensation Committee will also discuss with the Board the recommendations of the CEO with regards to the compensation of the other senior management.

Succession of Senior Officers.  The Compensation Committee will be responsible for overseeing an annual evaluation of executive management succession planning.

Expectations of Senior Officers.  The Board will establish, and review on an annual basis, its expectations for Senior Officers generally. The CEO shall be expected to communicate such expectations to Senior Officers.

Executive Compensation.  Compensation of the CEO must be determined, or recommended to the Board for determination, by the Compensation Committee.  The CEO must not be present during voting or deliberations.  Compensation for all other members of senior management must be determined, or recommended to the Board for determination, by the Compensation Committee.

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Board Mandate and Corporate Governance Guidelines

Code of Business Conduct and Ethics

The Board, on the recommendation of the Nominating and Governance Committee, will adopt and maintain a written Ethics and Business Conduct Policy (the “Code”) which will apply to the Company’s directors, officers and Employees.  The Code will meet the definition of a “code of ethics” under Item 406 of  Regulation S-K under the Exchange Act and be a code of business conduct and ethics pursuant to National Policy 58-201 – Corporate Governance Guidelines, NYSE MKT Rule 303A.10 and other applicable laws, regulations and stock exchange rules.

The Code should be applicable to directors, officers and Employees and will promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.  The Code constitutes written standards that are reasonably designed to deter wrongdoing and address the following issues:

a)	conflicts of interest;

b)	protection and proper use of corporate assets and opportunities;

c)	confidentiality of corporate information;

d)	fair dealing with securityholders, customers, suppliers, competitors and employees;

e)	compliance with applicable laws, rules and regulations; and

f)	reporting of any illegal or unethical behaviour.

The Board has responsibility to:

a)	monitor compliance with the Code;

b)	approve any waivers from the Code that are granted for the benefit of directors or Senior Officers; and

c)	to the extent feasible, satisfy itself as to the integrity of the CEO and other Senior Officers and that the CEO and other Senior Officers create a culture of integrity throughout the Company.

Policy of Zero Harm

The Board endorses the Company’s policy and philosophy of zero harm to people, property and the environment. In the event of a fatality at or relating to any of the Company’s operations, the Corporate Spokespersons shall inform the Company’s directors as soon as possible following the event regarding the circumstances of the fatality and shall make available to the Company’s directors all information, reports and investigations regarding the fatality. The Company will designate personnel to attend any memorial or funeral service on behalf of the Company and directors are encouraged to attend if possible. Worker fatalities will be recognized by the Company on an annual basis at appropriate times and with appropriate services as determined by the Company. The Company strives to conduct its operations on a fatality and harm-free basis.

Annual Performance Evaluation of the Board

The Nominating and Governance Committee will oversee an annual self-evaluation of the Board to determine whether it and its committees are functioning effectively.  The Nominating and Governance Committee will determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board’s performance.  This evaluation will be discussed by the Board.

Board Mandate and Corporate Governance Guidelines

Board Interaction with Shareholders, Institutional Investors, the Press, Customers, etc.

The Board believes that the CEO and his or her designees should normally speak for the Company.  Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company.  It is, however, expected that Board members would do so with the knowledge of and, absent unusual circumstances, only at the request of the CEO.

The Board will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate.  Absent unusual circumstances, the Chairman of the Board will monitor communications from shareholders and other interested parties, and will provide copies or summaries of such communications to the other directors as he or she considers appropriate.

Periodic Review of the Governance Manual

The Board will, from time to time and at least annually, with or without recommendations of the Nominating and Governance Committee, review and reassess the adequacy of the Governance Manual and recommend any proposed changes for approval.

The Company will ensure that a current version of the Governance Manual, inclusive of its index, is posted on the Company’s website.

Board Mandate and Corporate Governance Guidelines

SCHEDULE B

AUDIT AND RISK COMMITTEE CHARTER

1.	Purpose:

The Audit and Risk Committee (“Audit Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Audit Committee as set forth in this Charter or required by applicable law.  The Audit Committee also shall assist the Board in carrying out its responsibilities relating to the oversight of the Company’s financial, accounting and reporting processes, the integrity of the Company’s financial statements, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties.  If required by any applicable legal, regulatory or stock exchange requirement, the Audit Committee will prepare required reports or other disclosure to the shareholders or others concerning the scope of the Committee’s duties and responsibilities.  In furtherance of this purpose, the Audit Committee shall have the following responsibilities and authority:

(a)           Introduction.  The responsibilities outlined herein shall be the common recurring duties of the Audit Committee in carrying out its purposes outlined in Section 1 of this Charter.  The Audit Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time.

The Audit Committee, in discharging its duties, is empowered to study or investigate any matter of interest or concern which the Audit Committee in its sole discretion deems appropriate for study or investigation by the Audit Committee.

The Audit Committee shall be given full access to the Company’s Board, Senior Officers, managers, Employees, the Company’s independent auditor (the “Independent Auditor”) and counsel as necessary to carry out these duties.  While acting within the scope of its stated purpose, the Audit Committee shall have all the authority of the Board.  The Audit Committee shall consult with management but shall not delegate these responsibilities

(b)	Authority Regarding Independent Auditor

(i)
The Audit Committee shall have the sole authority to appoint or replace the Independent Auditor subject to shareholder ratification as required by the Company’s founding documents or applicable laws, regulations or stock exchange requirements.

(ii)
The Audit Committee shall be directly responsible for determining the compensation and overseeing of the work of the Independent Auditor (including resolution of disagreements between management and the Independent Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report, performing other audit, review or attest services or other related work.

(iii)	The Independent Auditor shall report directly to the Audit Committee.

(iv)
The Audit Committee shall approve in advance all audit and non-audit services (including the fees and terms thereof) to be performed by the Independent Auditor, provided that the Audit Committee Chairman may approve services to be performed by the Independent Auditor between Audit Committee meetings if the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent (5%) of the total amount of fees paid by the Company and its subsidiaries to the Independent Auditor during the fiscal year in which such services are provided and the Company did not recognize the services as non-audit services at the time of the engagement, provided that any such services shall be promptly reported to and subsequently approved by the Audit Committee at the next meeting thereof, and at least prior to the completion of the audit.  The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the Independent Auditor, to any advisors employed by the Audit Committee and for administrative expenses of the Audit Committee.  In considering approval of permitted non-audit services, the Audit Committee shall consider whether the providing of such services will affect the independence of the Independent Auditor.  The Audit Committee shall also consider any other factors relevant to appointment of the Independent Auditor to perform permitted non-audit services, and establish any principles to be applied in making the determination.

(v)	The Audit Committee shall have the authority to communicate directly with internal and external auditors.

(c)	Financial Statement and Disclosure Matters. The Audit Committee shall:

(i)
Review and discuss with management and the Independent Auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, prior to their filing or public disclosure of the audited financial statements or management’s discussion and analysis or information derived therefrom.

(ii)
Review and discuss with management the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and the results of any Independent Auditor review of the quarterly financial statements prior to the filing or public disclosure of its quarterly financial statements or management’s discussion and analysis or public disclosure of information derived therefrom.

(iii)
Discuss with management and the Independent Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv)	Annually, and before publication of the annual financial statements, review and discuss a report from the Independent Auditor on:

(A)	All critical accounting policies and practices to be used.

(B)
All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Independent Auditor.

(C)
Other material written communications between the Independent Auditor and management, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or international financial reporting standards (“IFRS”) methods on the Company’s financial statements.

(v)
Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-IFRS information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

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(vi)	Discuss with management and the Independent Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(vii)	Discuss with the Independent Auditor the matters required to be discussed by the Statement on Auditing Standards No. 61 relating to the conduct of the audit. In particular, to discuss:

(A)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Independent Auditor, internal auditor or management.

(B)	Any management letter provided or proposed to be provided by the Independent Auditor and the Company’s response to that letter.

(C)
Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(viii)
Review disclosures made to the Audit Committee by the Company’s CEO and CFO during their certification process for the annual report about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(ix)
Review the procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

(x)
Discuss with management (including persons responsible for the internal audit function) and the Independent Auditor any matters that the Audit Committee or such aforementioned persons or firms believe warrant Audit Committee attention.

(xi)
Receive periodic reports from management, internal audit and the Independent Auditors to assess the impact on the Company of significant accounting or financial developments that may have a bearing on the Company.

(d)	Oversight of the Company’s Relationship with the Independent Auditor. The Audit Committee will:

(i)	Review and evaluate the experience and qualifications of the senior members of the Independent Auditor team.

(ii)	Obtain and review a written report from the Independent Auditor at least annually regarding:

(A)	the Independent Auditor’s internal quality-control procedures;

(B)
any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)
all relationships between the Independent Auditor and the Company (including a description of each category of services provided by the Independent Auditors to the Company and a list of fees billed for each such category); and

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(D)	any steps taken to deal with any such issues.

(iii)
Evaluate the qualifications, performance and independence of the Independent Auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, and taking into account the opinions of management and the internal auditor.

(iv)	Present its conclusions with respect to the Independent Auditor and its report to the Board.

(v)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(vi)	Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm itself on a regular basis.

(vii)
Review and approve the Company’s hiring policies regarding partners, employees or former partners or former employees of the Independent Auditor, or a former independent auditor of the Company, who were engaged on the Company’s account or participated in any capacity in the audit of the Company and review such policies on a regular basis.

(viii)
Meet with the Independent Auditor prior to the audit to discuss the planning and staffing of the audit and laws and to confirm that the audit compensation is consistent with applicable securities laws and related rules.

(ix)	Confirm that the Independent Auditor is registered and in good standing with the Accounting Board of the jurisdiction in which the Independent Auditor is registered.

(e)	Compliance Oversight Responsibilities. The Audit Committee will:

(i)	Obtain from the Independent Auditor assurance that Section 10A(b) of the Exchange Act has not been implicated.

(ii)
Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters, and other matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters.

(iii)
Discuss with management and the Independent Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

(iv)	Discuss with the Company’s legal counsel legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(v)
At least annually and prior to the filing of the Annual Information Form or Annual Report, review with management the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls as required by applicable law.

(vi)	Exercise oversight with respect to anti-fraud programs and controls.

(vii)	Exercise oversight with respect to status and tax affairs of the Company.

(viii)	Establish procedures for the receipt, retention and treatment of reports of evidence of a material violation made by attorneys appearing and practicing before the SEC in the

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representation of the Company or any of its subsidiaries, or reports made by the Company’s CEO in relation thereto.

(ix)	Review the Ethics and Business Conduct Policy of the Company.

(f)	Internal Audit.

(i)	The Audit Committee shall have the sole authority to appoint or replace the internal auditor.

(ii)	The internal auditor shall report directly to the Audit Committee, provided however that for functional and administrative purposes the internal auditor shall report to the CEO.

(iii)	The Audit Committee shall be directly responsible for the compensation and oversight of the work of the internal auditor, including approval of the annual budget of the internal audit department.

(iv)	At least annually, the Audit Committee shall review the duties and the qualifications, performance and independence of the internal auditor, and approve the internal audit work plan.

(v)
The Audit Committee shall receive regular reports from the internal auditor on the fulfilment of the internal auditor responsibilities.  The Audit Committee may also request that the internal auditor provide such additional information and advice as the Audit Committee may request.

(vi)	The Audit Committee shall review the adequacy and the effectiveness of the Company’s accounting and internal control policies and procedures on a regular basis.

(g)	Related Party Transactions.

(i)
The Audit Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate (including all transactions required to be disclosed by Item 404(a) of Regulation S-K under the Exchange Act and any other applicable securities laws), and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued.  The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

As used herein the term “related party” means any officer or director of the Company or their immediate families or any subsidiary, any company controlled by any such officer or director, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries.

(h)	Risk Management.

(i)	Audit Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

(ii)
The Audit Committee shall oversee the Company’s risk assessment and risk management policies, and shall periodically receive a report from management outlining the principal risks faced by the Company and the policies and practices adopted by the Company to mitigate those risks.

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(iii)
The Audit Committee shall oversee the Company’s insurance program and make recommendations to the Board regarding insurance programs and approving both long and short term insurance coverage levels, in addition the Audit Committee shall periodically review directors and officer’s third party liability insurance coverage.

(iv)	The Audit Committee shall oversee information technology governance and information technology risks as it relates to financial reporting.

(i)	Whistleblower Reports.

(i)
Upon receipt of a report or complaint in accordance with the Company’s Corporate Watch and Whistleblower Protection Policy, the Audit Committee shall determine if the report or complaint relates to an accounting, internal accounting control or audit matter.  If so, the Audit Committee will commence and manage an investigation into such report.  At the election of the Audit Committee Chairman the investigation may be conducted by Company personnel or by outside counsel, accountants or other persons employed by the Audit Committee.

(ii)
If any unlawful or other questionable conduct is discovered, the Audit Committee will take appropriate remedial action under the circumstances to achieve compliance with the applicable law, regulation or policy or to otherwise remedy the unlawful or questionable conduct.

(iii)	The Audit Committee will maintain all records relating to any investigations and subsequent remedial actions for a period of at least four years.

(iv)	If the report or complaint does not relate to accounting, internal accounting controls or audit matters the Audit Committee Chairman should refer the matter to the Nominating and Governance Committee.

(j)	Other.

(i)	The Audit Committee shall review and make recommendations to the Board regarding the appointment of the CFO.

(ii)	The Audit Committee shall meet separately, periodically, with management, internal auditors (or personnel responsible for the internal audit function) and with independent auditors;

2.	Structure and Membership

(a)           Number.  The Audit Committee shall consist of a minimum of three directors unless the Board should from time to time otherwise determine, subject to applicable law and stock exchange rules.

(b)           Independence.  All of the members of the Audit Committee shall be “independent” as required for audit committees by National Instrument 52-110 – Audit Committees (“NI 52-110”), the rules of the TSX or TSX-V, as applicable, the rules of the NYSE MKT and Rule 10A-3 under the Exchange Act.  In addition, Audit Committee members must not (i) have been involved in the day to day management of the company for the past financial year; (ii) be a full-time employee of the Company for the past three financial years; (iii) be a material supplier or customer of the Company such that a reasonable and informed third party would conclude in the circumstances that the integrity, impartiality or objectivity of that director is compromised by that relationship; (iv) have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years and (v) be related to any person who falls within the above criteria.

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(c)           Financial Literacy. All members of the Audit Committee shall meet the experience and financial literacy requirements of NI 52-110 and the rules of the TSX or TSX-V, as applicable, and the NYSE MKT.  At least one member of the Committee shall be a “financial expert” as defined in Item 407 of Regulation S-K under the Exchange Act.

(d)           Selection and Removal.  Members of the Audit Committee shall be appointed by the Board, upon the recommendation of the Nominating and Governance Committee.  In considering directors to be appointed to the Audit Committee, the Board and Nominating and Governance Committee should consider, in addition to the independence of the directors, each director’s knowledge, interests, experience and dedication, existing demands on his or her time and desire or willingness to devote a substantial commitment of time and energy to the responsibility of service on the Audit Committee.  The Board may remove members of the Audit Committee at any time with or without cause.

(e)           Chair.  Unless the Board elects a Chair of the Audit Committee, the Audit Committee shall elect a Chair by majority vote.

(f)           Compensation.  The compensation of the Audit Committee shall be as determined by the Board.

(g)           Term.  Members of the Audit Committee shall be appointed for one-year terms.  Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Audit Committee.

3.	Procedures and Administration

(a)           Meetings.  The Audit Committee must hold such number of meetings as is required in order to discharge all its duties as set out in this Charter, subject to a minimum of four meetings per financial year.  The Audit Committee shall keep minutes of its meetings and any other records as it deems appropriate.  A quorum for meetings shall be a majority of the members of the Audit Committee.

(b)           Subcommittees.  The Audit Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(c)           Reports to the Board.  The Audit Committee shall report (orally or otherwise) regularly to the Board following meetings of the Audit Committee with respect to such matters as are relevant to the Audit Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(d)           Charter.  The Audit Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(e)           Independent Advisors.  The Audit Committee shall have the authority to engage such independent legal counsel and other advisors as it deems necessary or appropriate to carry out its responsibilities.  Such independent advisors may be regular advisors to the Company.  The Audit Committee is empowered, without further action by the Board, to set, and to cause the Company, to pay appropriate compensation to advisors engaged by the Audit Committee.

(f)           Investigations.  The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request that any Senior Officer or other person meet with the Audit Committee and access all Company records.

(g)           Annual Self-Evaluation.  The Audit Committee shall evaluate its own performance at least annually and report its findings to the Board.

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4.	Additional Powers

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties;

The Audit Committee shall have such other duties as may be delegated from time to time by the Board.

5.	Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

•

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Document 2

ATLATSA RESOURCES CORPORATION

(the “Corporation”)

CERTIFICATE OF OFFICER

TO:	The Canadian Securities Regulatory Authorities in the Provinces of British Columbia, Alberta, Ontario and Quebec

RE:	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54101”)

The undersigned, Lerato Matlosa, duly appointed Secretary of the Corporation, hereby certifies for and on behalf of the Corporation and not in her personal capacity, intending that the same may be relied upon by you without further inquiry, that the Corporation is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.1(b), 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)
the Corporation has arranged to have proxy-related materials for the annual meeting of the shareholders of the Corporation to be held on June 25, 2015 to be sent in compliance with the timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Corporation has arranged to carry out all of the requirements in NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon section 2.20 of NI 54-101.

DATED as of this 22nd day of May, 2015.

ATLATSA RESOURCES CORPORATION

By:	Signed “Lerato Matlosa”
Name: Lerato Matlosa
Title: Secretary

Document 3

ATLATSA RESOURCES CORPORATION

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 25, 2015

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 7:15 AM, Pacific Time (4:15 PM Central African Time) on June 23, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of Atlatsa Resources Corporation hereby appoint: Harold Motaung, or failing him, Tumelo Motsisi,

OR

Print the name of the person you are appointing if this person is someone other than the foregoing persons.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Atlatsa Resources Corporation to be held on the 4th Floor, 82 Grayston Drive, Sandton, Johannesburg, South Africa, with a simulcast live by video conference to Atlatsa Resources Corporation's registered offices in Canada at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, on June 25, 2015 at 7:15 AM Pacific Time (4:15 PM Central African Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at ten (10).	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Andile Mabizela	☐	☐	02. Bongiwe Ntuli	☐	☐	03. Colin Wayne Clarke	☐	☐
04. Fikile Tebogo De Buck	☐	☐	05. Harold Motaung	☐	☐	06. Joel Martin Kesler	☐	☐
07. Ralph Havenstein	☐	☐	08. Tumelo Motsisi	☐	☐			

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	For	Withhold
3. **Appointment of Auditors** Appointment of KPMG Inc. as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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